Exhibit 10.1

PURCHASE AGREEMENT

by and between

AVANGRID RENEWABLES HOLDINGS, INC.

and

CCI U.S. ASSET HOLDINGS LLC

Dated as of January 31, 2018

US-DOCS\94780731.33

i

LIST OF EXHIBITS

Exhibit A	Accounting Principles
Exhibit B	Calculation of Derivatives Value
Exhibit C	Calculation of Working Gas Value
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Assignment
Exhibit F-1	Form of Buyer Parent Guarantee for benefit of Seller
Exhibit F-2	Form of Buyer Parent Guarantee for benefit of Support Obligation Counterparties
Exhibit G	Form of Buyer Letter of Credit

v

LIST OF SCHEDULES

Schedule 1.1(a)	CapEx Budget
Schedule 1.1(b)	Seller Knowledge Persons
Schedule 1.1(c)	Buyer Knowledge Persons
Schedule 1.1(d)	OpEx Budget
Schedule 1.1(e)	Permitted Liens
Schedule 2.3	Wiring Instructions
Schedule 2.6(g)	Books and Records
Schedule 3.4	Ownership of Interests
Schedule 4.1	Organization
Schedule 4.2	No Conflict; Consents
Schedule 4.4	Litigation
Schedule 4.5	Financial Statements
Schedule 4.6	No Undisclosed Liabilities
Schedule 4.7	Tax Matters
Schedule 4.8	Absence of Certain Changes
Schedule 4.9(a)	Material Contracts
Schedule 4.9(b)	Material Contracts Exceptions
Schedule 4.10	Company Plans
Schedule 4.11(a)	Environmental Matters
Schedule 4.11(a)(i)	Environmental Permits
Schedule 4.12(b)	Permits
Schedule 4.13(a)	Insurance Policies
Schedule 4.13(b)	Insurance Claims
Schedule 4.15(b)	Property Use Agreements
Schedule 4.15(e)	Real Property Interest Rights
Schedule 4.16	Intellectual Property
Schedule 4.17	Title to Properties
Schedule 4.18	Condition and Sufficiency of Assets
Schedule 4.19	Bank Accounts
Schedule 4.20	Officers and Managers
Schedule 4.21	Affiliated Party Transactions
Schedule 4.23	Gas Inventory
Schedule 4.26	Trade Data
Schedule 6.1(b)	Conduct of Business
Schedule 6.8	Certain Affiliate Contracts
Schedule 6.10	Support Obligations
Schedule 6.10(j)	Specified Outstanding Support Obligations
Schedule 6.10(k)	Credit Support Managers
Schedule 6.15(b)	IT Migration Deliverables
Schedule 6.20	R&W Insurance Policy

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of January 31, 2018 (the “Effective Date”), is entered into by and between Avangrid Renewables Holdings, Inc., a Delaware corporation (“Seller”), and CCI U.S. Asset Holdings LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, as of the date hereof, (i) Seller is the record and beneficial owner of one hundred percent (100%) of the limited liability company interests in Enstor Gas, LLC, a Delaware limited liability company (“Enstor Gas”) and (ii) Enstor Gas is the record and beneficial owner of one hundred percent (100%) of the limited liability company interests (the “Interests”) in Enstor Energy Services, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, prior to and as a condition precedent to the closing of the transactions contemplated by this Agreement, Enstor Gas shall transfer and convey all of its right, title and interest in the Interests to Seller (the “Upstream Distribution”); and

WHEREAS, subject to the terms and conditions hereinafter set forth, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Interests.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

Article I.

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions.  As used herein, the following capitalized terms shall have the following meanings:

“Accountants” has the meaning provided such term in Section 2.4(b)(iii).

“Accounting Principles” means the accounting practices, policies, judgments and methodologies described in Exhibit A or, to the extent not described in Exhibit A, the accounting practices, policies, judgments and methodologies used in the preparation of the Financial Statements; provided, that for purposes of determining Net Working Capital, trade accounts receivable greater than 60 days past due shall be excluded.

“Action” means any claim, audit, examination, demand, investigation, action, suit, arbitration, appeal, petition, plea, charge, complaint, mediation, hearing, inquiry or similar proceeding by or before any Governmental Authority.

“Additional Transaction” has the meaning provided such term in Section 2.4(d).

“Additional Transaction Value” has the meaning provided such term in Section 2.4(d)

“Additional Support Obligations” has the meaning provided such term in Section 6.10(i).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliated Party Contracts” has the meaning provided such term in Section 4.9(a)(v).

“Aggregate Estimated Adjustment Amount” has the meaning provided such term in Section 2.4(c)(i).

“Aggregate Final Adjustment Amount” has the meaning provided such term in Section 2.4(c)(i).

“Agreement” has the meaning provided such term in the preamble to this Agreement.

“Allocation” has the meaning provided such term in Section 7.1.

“Arbitration Notice” has the meaning provided such term in Section 11.12(a).

“Assignment” means a form of assignment in respect of the transfer of the Interests, in substantially the form attached as Exhibit E hereto.

“Balance Sheet Date” means December 31, 2017.

“Base Purchase Price” has the meaning provided such term in Section 2.2.

“Break-Up Fee” has the meaning provided such term in Section 10.2(c).

“Btu” means one British Thermal Unit, and shall be the quantity of heat required to raise the temperature of one (1) pound of water from fifty-eight and five-tenths (58.5) degrees Fahrenheit to fifty-nine and five-tenths (59.5) degrees Fahrenheit.

“Business” means the natural gas trading business and related activities and other business activities conducted by the Company.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York and that is not otherwise a day on which banking institutions the State of New York are authorized by applicable Law or other governmental action to close.

“Buyer” has the meaning provided such term in the preamble to this Agreement.

“Buyer Closing Certificate” has the meaning provided such term in Section 8.2(a)(iii).

“Buyer Indemnified Parties” has the meaning provided such term in Section 9.2(a).

“Buyer Letter of Credit” means a letter of credit made or issued by or on behalf of Buyer or its Affiliates, as applicable, for the benefit of Seller, in substantially the form attached hereto as Exhibit G.

“Buyer Parent Guarantee” means (x) with respect to Seller, a guarantee issued on the Closing Date by Castleton Commodities International LLC for the benefit of Seller in substantially the form attached hereto as Exhibit F-1 and (y) with respect to Support Obligation counterparties, a guarantee made or issued by or on behalf of Buyer or its Affiliates for the benefit of such Support Obligation counterparties, an example of which is attached hereto as Exhibit F-2.

“Buyer Requested Amount” has the meaning provided such term in Section 6.10(b).

“CapEx Budget” means the amount of capital expenditures planned as of the date hereof to be made by the Company, as set forth on Schedule 1.1(a) for the periods set forth therein.

“Cash Amount” means, as of any given date, the aggregate amount of Cash and Cash Equivalents as of such date, in each case, determined in accordance with GAAP and the Accounting Principles.

“Cash and Cash Equivalents” means the (i) sum of restricted and unrestricted cash, cash deposits, cash equivalents and liquid investments of the Company (but excluding cash margin and deposit accounts set forth on Exhibit A), plus (ii) all deposited but uncleared bank deposits and cash held by counterparties of the Company minus (iii) all outstanding checks and cash posted by counterparties of the Company.

“CERCLA” means the Federal Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Claim Notice” has the meaning provided such term in Section 9.4(a)(ii).

“Closing” has the meaning provided such term in Section 2.5.

“Closing Date” has the meaning provided such term in Section 2.5.

“Closing Payment” has the meaning provided such term in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning provided such term in the recitals of this Agreement.

“Confidentiality Agreement” means the confidentiality agreement, dated June 19, 2017, between Iberdrola, S.A. and Castleton Commodities International LLC.

“Constituents of Concern” means any substance defined as a hazardous substance, hazardous waste, hazardous material, waste, contaminant or pollutant or words of similar import by any Environmental Law, any petroleum hydrocarbon or fraction thereof, asbestos or asbestos containing materials, radioactive materials, lead or PCBs, or any other substance to the extent the handling, storage, treatment or disposal of which is regulated under any Environmental Law.

“Contract” means any legally binding oral or written agreement, commitment, lease, guaranty, license or contract, but excluding ERISA Plans.

“Credit Exposure Excess” has the meaning provided such term in Section 6.10(d).

“Credit Support Managers” has the meaning provided such term in Section 6.10(k).

“Current Assets” means the current assets of the Company set forth in the Financial Statement balance sheet asset accounts listed on Exhibit A, determined in accordance with GAAP and the methodology, policies and procedures set forth on Exhibit A.

“Current Liabilities” means the current liabilities of the Company set forth in the Financial Statement balance sheet liability accounts listed on Exhibit A, determined in accordance with GAAP and the methodology, policies and procedures set forth on Exhibit A.

“Data Site” means the electronic data site as of the date of this Agreement provided by Seller via Merrill Corporation and made available to Buyer and its Representatives in connection with the transactions contemplated by this Agreement.

“Day One Plan” has the meaning provided such term in Section 6.15(a).

“Derivative Accounts” means the accounts maintained by the Company with respect to the Derivative Contracts, which accounts are listed on Exhibit B under the heading “Derivative Accounts”.

“Derivative Contract” means (i) any agreement, contract, or arrangement that is a swap, forward, future or option thereon, as such terms are defined under the U.S. Commodity Exchange Act (“CEA”) and related U.S. Commodity Futures Trading Commission (“CFTC”) rules, regulations, and interpretive guidance, whether exchange traded, “over-the-counter,” or otherwise and (ii) to the extent not included in clause (i), physically settled commodity contracts.

“Derivatives Value” means the aggregate balance of the Derivative Accounts, which may be positive or negative, as of a given date and time, determined in accordance with the methodologies set forth in Exhibit B.

“Direct Claim” has the meaning provided such term in Section 9.4(d).

“Disclosure Schedule” means the schedules attached hereto.

“Dispute” has the meaning provided such term in Section 11.12(a).

“Dollars” and “$” mean the lawful currency of the United States.

“Effective Date” has the meaning provided such term in the preamble to this Agreement.

“Employee Plans” has the meaning provided such term in Section 4.10(a).

“Enstor Gas” has the meaning provided such term in the recitals of this Agreement.

“Environmental Law” means all Laws of any Governmental Authority relating to the protection of the environment, pollution, natural resources, wildlife, endangered or threatened species or human health (as it relates to exposure to Constituents of Concern), including CERCLA, the Federal Clean Water Act, the Federal Clean Air Act, the Federal Solid Waste Disposal Act (which includes the Resource Conservation and Recovery Act), the Federal Toxic Substances Control Act, the Federal Endangered Species Act, as amended as of the date hereof, any regulations promulgated pursuant thereto, and any state or local counterparts or equivalents.

“Environmental Permits” means all Permits required by Environmental Laws for the conduct of the Business of the Company as such business is conducted as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning provided such term in Section 4.10(b).

“ERISA Plan” means any (i) nonqualified deferred compensation plan (as described in Section 409A of the Code), (ii) Employee Pension Benefit Plan (as described in Section 3(2) of ERISA), (iii) Employee Welfare Benefit Plan (as described in Section 3(1) of ERISA), (iv) bonus, deferred compensation, incentive compensation, stock option, severance or termination pay arrangement, or (v) other material employee compensation or benefit plan, program, arrangement, Contract or scheme.

“Escrow Agent” means Citibank, N.A. or such other Person as mutually agreed by Buyer and Seller.

“Escrow Agreement” means the Escrow Agreement effective immediately prior to the Closing, between Seller, Buyer, and the Escrow Agent.

“Estimated Cash Adjustment” has the meaning provided such term in Section 2.4(a)(ii).

“Estimated Cash Amount” means the estimated Cash and Cash Equivalents of the Company as of 12:01 a.m. New York City time on the Closing Date, as determined by Seller for purposes of Section 2.4(a)(ii).

“Estimated Derivatives Adjustment” has the meaning provided such term in Section 2.4(a)(iv).

“Estimated Derivatives Value” means the estimated Derivatives Value of the Company as of 12:01 a.m. New York City time on the Closing Date, as determined by Seller for purposes of Section 2.4(a)(iv).

“Estimated Working Capital” means the estimated Net Working Capital of the Company as of 12:01 a.m. New York City time on the Closing Date, as determined by Seller for purposes of Section 2.4(a)(i).

“Estimated Working Capital Adjustment” has the meaning provided such term in Section 2.4(a)(i).

“Excluded Representations” shall mean representations of Seller under Article IV relating to (i) asbestos or Polychlorinated Biphenyls, (ii) the monetary amount by which any unfunded or underfunded defined benefit pension, retiree medical or multiemployer plan is unfunded or underfunded, and (iii) environmental matters, in each case, solely to the extent such matters are excluded from coverage under the R&W Insurance Policy and set forth in Section III.B. of such R&W Insurance Policy.

“Estimated Working Gas Adjustment” has the meaning provided such term in Section 2.4(a)(iii).

“Estimated Working Gas Value” means the estimated Working Gas Value of the Company as of 12:01 a.m. New York City time on the Closing Date, as determined by Seller for purposes of Section 2.4(a)(iii).

“FERC” means the United States Federal Energy Regulatory Commission.

“Final Allocation” has the meaning provided such term in Section 7.1.

“Final Cash Amount” means the Cash Amount of the Company as of 12:01 a.m. New York City time on the Closing Date.

“Final Closing Date Calculations” has the meaning provided such term in Section 2.4(b)(i).

“Final Derivatives Value” means the Derivatives Value of the Company as of 12:01 a.m. New York City time on the Closing Date, whether or not such transactions were included in the Trade Data Extract delivered at the Closing.

“Final Working Capital” means the Net Working Capital of the Company as of 12:01 a.m. New York City time on the Closing Date.

“Final Working Gas Value” means the Working Gas Value of the Company as of 12:01 a.m. New York City time on the Closing Date.

“Financial Statements” has the meaning provided such term in Section 4.5.

“Fundamental Representations” has the meaning provided such term in Section 9.1(a).

“GAAP” means generally accepted accounting principles as in effect in the United States, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or similar governmental authority, regulatory or administrative agency, court or arbitral body.

“Group Tax Return” means any Tax Return that includes Seller (or any of its Affiliates other than the Company) and the activities or operations of the Company, including, but not limited to, the Tax Return for the federal consolidated group of which Avangrid, Inc. is the common parent, and any Tax Return filed on a consolidated or combined basis for state or local Tax purposes which includes Seller (or any of its Affiliates other than the Company) and the activities or operations of the Company.

“Income Taxes” means any Tax based upon, measured by, or calculated with respect to (i) net income or profits (including, but not limited to, any capital gains, excess profits, minimum Tax and any Tax on items of tax preference, but not including sales, use, real property gains, real or personal property, gross or net receipts, transfer or similar Taxes) or (ii) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above.

“Indebtedness” means, with respect to the Company, all (i) indebtedness for money borrowed from any Person, purchase money obligations, capitalized lease obligations, obligations to pay deferred purchase price of assets, services or securities and reimbursement obligations for letters of credit or similar instruments that have been drawn, in each case of the Company (provided that the foregoing shall not include trade accounts payable and other accrued current liabilities, in each case, arising in the ordinary course), (ii) indebtedness of the type described in clause (i) above guaranteed, directly or indirectly, in any manner by such Person or for which the Company may be liable, (iii) interest expense accrued but unpaid on or relating to any of such indebtedness, (iv) prepayment penalties, premiums, late charges, penalties and collection fees relating to any of such indebtedness, and (v) obligations for the deferred purchase price of property or services, conditional sale obligations and obligations under any title retention agreement (including “earn-outs” and similar arrangements but excluding trade payables incurred in the ordinary course of business and obligations under Derivative Contracts).

“Indemnified Party” has the meaning provided such term in Section 9.4(a).

“Indemnifying Party” has the meaning provided such term in Section 9.4(a)(i).

“Insurance Policies” has the meaning provided such term in Section 4.13.

“Intellectual Property” shall mean all intellectual property rights of every kind, including all:  (i) patents, patent applications, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof; (iii) copyrights (registered or unregistered), and registrations and applications for registration thereof, including trading procedure materials, business operational materials, and other process flow instructional materials, whether electronic or hard copy; (iv) computer software, data, databases and documentation thereof; (v) trade secrets and other confidential or proprietary information (including, without limitation, ideas, know-how, scheduling and trading processes and techniques, development information, drawings, specifications, designs, plans, proposals, technical data, works (whether or not copyrightable), customer and supplier lists and information, pricing and cost information, and business and marketing plans and proposals); (vi) URLs and domain name registrations; (vii) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, data and mask works and any rights in semiconductor masks, layouts, architectures or topography; and (viii) goodwill associated with any of the foregoing.

“Interests” has the meaning provided such term in the recitals of this Agreement.

“Inventory Certificate” means, as of a given date and time, with respect to all natural gas inventory described in Section 4.23(i), either (a) a written acknowledgement from the counterparty holding natural gas for the account of the Company stating the total MMBtus of natural gas held in inventory for the account of the Company at such counterparty’s storage facilities or (b) a copy of the electronic bulletin board from the relevant storage operator indicating the total MMBtus of natural gas held in inventory for the account of the Company by such storage operator.

“IRS” means Internal Revenue Service of the United States.

“IT Migration Deliverables” has the meaning provided such term in Section 6.15(b).

“JAMS” means Judicial Arbitration and Mediation Services, Inc.

“Knowledge” means with respect to (i) Seller, the actual knowledge, after reasonable due inquiry, of the individuals set forth on Schedule 1.1(b) and (ii) Buyer, the actual knowledge, after reasonable due inquiry, of the individuals set forth on Schedule 1.1(c).

“Law” means any applicable statute, law, code, rule, regulation, ordinance, Order, or determination of a Governmental Authority, in each case as in effect on the date of this Agreement.

“Liens” means any liens, charges, pledges, options, rights of first refusal, revisionary rights, mortgages, deeds of trust, security interests, leases, licenses, restrictions (whether on voting, sale, transfer, disposition or otherwise), easements, encroachments, hypothecations and other encumbrances or limitations of every type and description (including limitations on fee simple title to any interest in real property), whether imposed by law, agreement, understanding or otherwise.

“Losses” has the meaning provided such term in Section 9.2(a).

“Material Adverse Effect” means any circumstance, change, event, effect or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a materially adverse effect on the business, operations, assets, liabilities, results of operations or financial condition of the Company, but shall exclude any circumstance, change, event, effect or occurrence to the extent resulting or arising from:

(a)any change in general economic conditions in the United States natural gas trading industry or any of the markets in which the Company operates;

(b)any adverse change, event or effect on the global, national or any regional energy industry as a whole, including those globally, nationally or regionally impacting oil, gas or energy prices or the value of oil and gas assets;

(c)any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;

(d)changes in Law, changes in GAAP, or changes in the interpretation of any such Law or GAAP;

(e)the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders or employees;

(f)earthquakes, hurricanes, floods or other natural disasters, in each case involving any jurisdiction in which the Company operates;

(g)any action taken by Seller or the Company at the written request, or with the express written consent of, Buyer;

(h)the loss of any Site Employee; or

(i)changes or developments in U.S. or global financial or securities markets or the world or national economy in general;

other than, with respect to each of clauses (i), (ii), (iii), (iv) and (ix), any such circumstance, change, event, effect or occurrence that disproportionately affects the Company, relative to other natural gas trading companies in the regions in which the Company operates; or (y) prevents, materially delays or materially impairs the ability of Seller to perform its material obligations under this Agreement or to consummate the transactions contemplated hereby.

“Material Contracts” has the meaning provided such term in Section 4.9(a).

“MMBtu” means one million (1,000,000) Btu.

“Net Additional Transaction Payments” has the meaning provided such term in Section 2.4(d)

“Net Working Capital” means, as of any given date, an amount (which may be positive or negative) equal to (i) Current Assets as of such date minus (ii) Current Liabilities as of such date; provided, however, that in no event shall the calculation of Net Working Capital include any amounts or items included in the calculation of Cash Amount, Working Gas Value, Derivatives Value; provided, further, that, for purposes of calculating Net Working Capital, none of the following shall be included in either Current Assets or Current Liabilities: (i) assets or liabilities of the Company relating to Taxes (including any deferred Tax assets or liabilities); (ii) any assets or liabilities of the Company relating to intercompany accounts (other than intercompany accounts in respect of commodities transactions); and (iii) deferred premiums on financial Spread Options.

“Objection Notice” has the meaning provided such term in Section 2.4(b)(ii).

“OpEx Budget” means the amount of expenditures planned as of the date hereof to be made by the Company during the first calendar quarter of 2018, as set forth on Schedule 1.1(d).

“Order” means any order, judgment, injunction, ruling, decree, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, partnership agreement, limited liability company agreement, bylaws, operating agreement or similar formation or governing documents and instruments.

“Outside Date” has the meaning provided to such term in Section 10.1(e).

“Outstanding Affiliated Party Contracts” has the meaning provided to such term in Section 6.8.

“Outstanding Support Obligations” has the meaning provided to such term in Section 6.10(b).

“PAL Inventory Certificate” means, as of a given date and time, a written acknowledgement from the Seller stating the total MMBtus of natural gas held in inventory for the account of the Company with respect to all natural gas inventory described in Section 4.23(ii).

“Park and Loan Contracts” means those Contracts described in clause (ii) of Schedule 4.23.

“Parties” means Seller and Buyer.

“Pension Plan” means the Iberdrola Renewables Retirement Plan.

“Permits” means authorizations, licenses, permits, certificates or approvals of Governmental Authorities; provided, however, that rights-of-way, easements and similar agreements governing real property rights are not included in the definition of Permits.

“Permitted Liens” means:

(a)Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves under GAAP have been established in the Financial Statements;

(b)statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing payments being contested in good faith by appropriate proceedings or not yet delinquent and for which adequate reserves under GAAP have been established in the Financial Statements;

(c)purchase money Liens arising in the ordinary course of business and by virtue of purchases made on open account and without any writing evidencing a grant of a Lien;

(d)restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, that do not, individually or in the aggregate, interfere materially with, or adversely affect in any material respect, the ownership or operation of the applicable property;

(e)preferential purchase rights and other similar arrangements, if any, specifically identified in Schedule 4.2 and with respect to which consents or waivers are obtained for this transaction;

(f)Liens created by Buyer, or its successors and assigns;

(g)all easements, surface rights-of-way, servitudes, permits, licenses, leases, other similar rights to use real property, zoning, planning and other similar conditions and restrictions and all rights of Governmental Authorities to regulate properties, in each case, affecting or pertaining to, but not included in, the assets and properties of the Company that do not, individually or in the aggregate, interfere materially with, or adversely affect in any material respect, the ownership or operation of the applicable property or the Company’s business;

(h)Liens created by the express terms of any Material Contract; and

(i)Liens (if any) set forth on Schedule 1.1(e).

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority (or any department or agency thereof) or other entity of any kind.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Property Use Agreements” means all of the Company’s material agreements (including documents conveying or creating and granting real property interests to the Company), with respect to ownership interests in, and rights to use, real property (including surface, sub-surface and mineral rights) relating to the operation of the Business as currently conducted.

“Proposal” has the meaning provided such term in Section 6.19.

“Purchase Price” has the meaning provided such term in Section 2.2.

“Real Property Interests” means the Company’s rights in the Property Use Agreements.

“Registered Intellectual Property” has meaning provided such term in Section 4.16(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, discharging, injecting, escaping, migrating, leaching, placing, discarding, dumping or disposing into the environment.

“Representatives” means a Person’s directors, officers, members, managers, employees, agents or advisors (including attorneys, accountants, consultants, bankers, and financial advisors).

“Restricted Information” has the meaning provided such term in Section 6.7(b).

“R&W Insurance Policy” means that certain “representations and warranties” (or similar) insurance policy obtained by the Buyer in connection with the transactions contemplated by this Agreement and issued as of the Closing Date by the R&W Insurance Provider.  Buyer will cause the R&W Insurance Policy to include customary and standard “no subrogation” language that waives the insurance carrier’s rights of subrogation against the Seller except in the case of fraud claims.

“R&W Insurance Provider” means Euclid Transactional.

“Retained Names” means the names, trademarks, trade names, domain names and service marks containing or including “Enstor,” “Iberdrola,” “Iberdrola Renewables,” “Avangrid,” “Avangrid Renewables,” and any corporate symbols and logos related thereto, all other names, trademarks, trade names, domain names, service marks and other marks of Seller and its Affiliates (other than the Company), whether or not registered or pending, and all derivatives thereof, names and marks confusingly similar thereto and all corporate symbols and logos related thereto.

“Schedule Update” has the meaning provided such term in Section 11.7.

“Seller” has the meaning provided such term in the preamble to this Agreement.

“Seller Closing Certificate” has the meaning provided such term in Section 8.1(a)(iii).

“Seller Financial Advisors” means BNP Paribas Securities Corp.

“Seller Group” means the affiliated group of entities filing a consolidated federal income Tax Return of which Seller and the Company are members (with Avangrid, Inc. being the common parent of the Seller Group).

“Seller Guaranties” means the guaranties made or issued by or on behalf of Seller or its Affiliates (other than the Company) for the benefit of the Company listed on Schedule 6.10 under the heading “Guaranties”, including for the avoidance of doubt, guarantees made or issued in connection with Material Contracts.

“Seller Indemnified Parties” has the meaning provided such term in Section 9.2(b).

“Seller LCs” means the letters of credit made or issued by or on behalf of Seller or its Affiliates (other than the Company) for the benefit of the Company listed on Schedule 6.10 under the heading “Letters of Credit”.

“Seller Surety Bonds” means the surety bonds made or issued by or on behalf of Seller or its Affiliates (other than the Company) for the benefit of the Company listed on Schedule 6.10 under the heading “Surety Bonds”.

“Site Employees” means employees who are employed by the Company prior to the Closing.

“Specified Outstanding Support Obligations” means, as of any date of determination, (i) all Support Obligations as of such date with respect to which there is any obligation or liability as the result of a trade or transaction under a Material Contract and (ii) any other Support Obligations designated as Specified Outstanding Support Obligations in Schedule 6.10(j); provided, that, following the Closing Date, Specified Outstanding Support Obligations shall exclude any Outstanding Support Obligations that Buyer notifies Seller in writing (or the Buyer Credit Support Manager notifies the Seller Credit Support Manager in writing) are no longer Specified Outstanding Support Obligations.

“Spread Options” means any spread options, including transactions of the type identified on Exhibit B and identified by a “ * ”.

“Straddle Period” means any Tax period that commences on or before the Closing Date and ends after the Closing Date.  For the avoidance of doubt, the margin measurement period shall be the Tax period for Texas franchise tax, and not the privilege period.

“Support Obligations” means any and all obligations or liabilities relating to the guaranties, letters of credit, bonds and other credit assurances of a comparable nature made or issued by or on behalf of Seller or its Affiliates (other than the Company) for the benefit of the Company, in each case, as listed or described on Schedule 6.10, including the Seller Guaranties, the Seller LCs and the Seller Surety Bonds.

“Tax” or “Taxes” means any and all federal, state, local, or foreign taxes, assessments, charges, duties, fees, levies, imposts or other similar charges, in each case, imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales or other business activity, use, service, occupation, ad valorem, real or personal property, recordation, bulk transfer, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges of any kind (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to taxes and shall include any liability for such amounts as (i) a transferee or successor or (ii) a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration, disclosure, claim for refund, information returns, or other filing provided to any Governmental Authority reporting or relating to Taxes, including any schedules or attachments thereto and any amendment thereof.

“Tax Sharing Agreement” means any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement which obligates any Person to indemnify another party to any such agreement for Tax obligations, other than (i) credit agreements, other debt documents and other commercial agreements entered into in the ordinary course of business not primarily about Taxes and (ii) provisions of employment agreements, compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence.

“Third Party Claim” has the meaning provided such term in Section 9.4(a).

“Trade Data” means, as of a given date and time, the following data (to the extent such data is applicable to the relevant Contract and is populated in the applicable system application in the ordinary course of business): (i) quantity as entered, (ii) price unit, (iii) per period, (iv) deal first delivery, (v) deal last delivery, (vi) trade price, (vii) currency, (viii) commodity, (ix) aggregate location, (x) buy / sell, (xi) counterparty, (xii) instrument, (xiii) instrument breakdown, (xiv) traded location, (xv) trade date FR, (xvi) ZKey, (xvii) delivery days, (xviii) delivery schedule, (xix) fixing method, (xx) input date, (xxi) broker name, (xxii) premium, (xxiii) premium pay type, (xxiv) exercise frequency, (xxv) put / call, (xxvi) strike, (xxvii) strategy, (xxviii) trader, (xxix) calendar, (xxx) broker commission, (xxxi) MktSide1, (xxxii) CompSide1, (xxxiii) MktSide2, (xxxiv) CompSide2, (xxxv) MultSide2, (xxxvi) Memo1, (xxxvii) Memo2, (xxxviii) execution venue, (xxxix) block trade ind., (xl) historic swap, (xli) exchange code, (xlii) exchange description, (xliii) confirmation date, (xliv) confirmation time, (xlv) priority, (xlvi) time zone, (xlvii) market description, (xlviii) Contract, (xlix) Contract Attr1, (l) Contract Begin and (li) Contract End.

“Trade Data Extract” has the meaning provided such term in Section 6.15(c).

“Trading Cut-Off Date” has the meaning provided such term in Section 6.10(c).

“Transfer Taxes” has the meaning provided such term in Section 7.6.

“Transition Services Agreement” means the Transition Services Agreement between Seller and Buyer, to be entered into on or prior to the Closing Date, in substantially the form attached as Exhibit D hereto.

“Treasury Regulations” means the final and temporary regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“United States” means United States of America.

“Upstream Distribution” has the meaning provided such term in the recitals of this Agreement.

“Upstream Distribution Taxes” means any Taxes arising from the Upstream Distribution.

“Working Gas Inventory” means, as of a given date and time, the total MMBtus of natural gas held for the account of the Company as described in Section 4.23 (excluding natural gas held by the Company pursuant to Park and Loan Contracts).

“Working Gas Value” has the meaning provided such term in Exhibit C.

Section 1.2Rules of Construction.

(a)All article, section, schedule and exhibit references used in this Agreement are to articles and sections of, and schedules and exhibits to, this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The word “or” shall be disjunctive but not exclusive. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c)Each Party acknowledges that such Party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(d)The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(e)All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.

(f)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Article II.

PURCHASE AND SALE; CLOSING

Section 2.1Purchase and Sale of Interests.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws), and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Interests.

Section 2.2Consideration. In consideration for the purchase of the Interests contemplated by Section 2.1, Buyer agrees to pay to Seller an amount equal to $64,500,444 (the “Base Purchase Price”), as adjusted:

(a)on the Closing Date as described in Section 2.4(a); and

(b)following the Closing as described in Section 2.4(b) and Section 2.4(c).

The Base Purchase Price, as so adjusted under clauses (a) and (b) of this Section 2.2 is referred to herein as the “Purchase Price.”

Section 2.3Closing Payment.  Immediately prior to the Closing, Buyer shall deliver to the Escrow Agent, in cash by wire transfer of immediately available funds into the account designated in the Escrow Agreement, a total amount (such amount, in the aggregate, the “Closing Payment”) equal to the Base Purchase Price, as adjusted by (i) the Estimated Working Capital Adjustment, (ii) the Estimated Cash Adjustment, (iii) the Estimated Working Gas Adjustment, and (iv) the Estimated Derivatives Adjustment, in each case, as provided in Section 2.4(a) to be held in escrow by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement. If the transactions contemplated herein are consummated in accordance with the terms hereof, the Closing Payment shall be disbursed to Seller pursuant to joint written instructions executed by Seller and Buyer and delivered to the Escrow Agent at Closing.  If this Agreement is terminated by Buyer or Seller in accordance with Section 10.1, the Closing Payment shall be disbursed to Buyer pursuant to joint written instructions executed by Seller and Buyer.

Section 2.4 Adjustments to Base Purchase Price.

(a)Estimated Working Capital, Estimated Cash Amount, Estimated Working Gas Value, and Estimated Derivatives Value. At least three (3) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a worksheet setting forth, in reasonable detail, Seller’s good faith written calculations of the Estimated Working Capital Adjustment (including Estimated Working Capital), the Estimated Cash Adjustment (including Estimated Cash Amount), the Estimated Working Gas Adjustment (including Estimated Working Gas Value), and the Estimated Derivatives Adjustment (including Estimated Derivatives Value), in each case, including reasonably detailed back-up calculations, related financial statements, and supporting documentation (including, Inventory Certificates setting forth all natural gas inventory described in Section 4.23(i) as of the close of business on a date not more than three (3) Business Day prior to the Closing Date and PAL Inventory Certificates setting forth all natural gas inventory described in Section 4.23(ii) as of 12:01 a.m. New York City time on the Effective Date).  At the Closing, the Base Purchase Price shall be adjusted as follows:

(i)If the Estimated Working Capital is less than $55,308,271 then the Base Purchase Price payable at Closing will be reduced dollar-for-dollar by an amount equal to such deficiency. If the Estimated Working Capital is greater than $55,308,271 then the Base Purchase Price payable at Closing will be increased dollar-for-dollar by an amount equal to such excess. Such decrease or increase, if any, in the Base Purchase Price is referred to herein as the “Estimated Working Capital Adjustment.”

(ii)If the Estimated Cash Amount is greater than zero, then the Base Purchase Price payable at Closing will be increased dollar-for-dollar by an amount equal to such excess. Such increase, if any, in the Base Purchase Price is referred to herein as the “Estimated Cash Adjustment.”

(iii)If the Estimated Working Gas Value is less than $20,097,539, then the Base Purchase Price payable at Closing will be reduced dollar-for-dollar by an amount equal to such deficiency. If the Estimated Working Gas Value is greater than $20,097,539, then the Base Purchase Price payable at Closing will be increased dollar-for-dollar by an amount equal to such excess. Such decrease or increase, if any, in the Base Purchase Price is referred to herein as the “Estimated Working Gas Adjustment.”

(iv)If the Estimated Derivatives Value is less than $10,218,977, then the Base Purchase Price payable at Closing will be reduced dollar-for-dollar by an amount equal to such deficiency. If the Estimated Derivatives Value is greater than $10,218,977, then the Base Purchase Price payable at Closing will be increased dollar-for-dollar by an amount equal to such excess. Such decrease or increase, if any, in the Base Purchase Price is referred to herein as the “Estimated Derivatives Adjustment.”

(b)Calculation of Final Working Capital, Final Cash Amount, Final Working Gas Value, and Final Derivatives Value.

(i)Within one-hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to Seller a worksheet setting forth, in reasonable detail, the calculation of the Final Working Capital, the Final Cash Amount, the Final Working Gas Value, and the Final Derivatives Value, in each case, as of the Closing Date, including reasonably detailed back-up calculations and financial statements (such calculations, collectively, the “Final Closing Date Calculations”).

(ii)Seller shall have the right to review and dispute the Final Closing Date Calculations. Buyer shall provide Seller and its Representatives reasonable access to the records and employees of the Company and shall cooperate and cause the Company to cooperate in all reasonable respects with Seller in connection with its review of the Final Closing Date Calculations and its review of such work papers and other documents and information relating to the Final Closing Date Calculations as Seller shall reasonably request and that are available to Buyer and the Company or their independent public accountants.  If within sixty (60) days after Seller’s receipt of the Final Closing Date Calculations, Seller shall not have given written notice to Buyer of objection thereto (or any portion thereof), then Seller shall be deemed to have accepted the Final Closing Date Calculations (or such portion thereof for which an objection was not given), which shall then be final, binding and conclusive for all purposes hereunder. In the event that Seller gives written notice of any objection to the Final Closing Date Calculations (or any portion thereof) (an “Objection Notice”) within such sixty (60)-day period, then Buyer and Seller will use all commercially reasonable efforts to resolve the disputed matter(s) within the thirty (30)-day period following the delivery of such Objection Notice, and any resolution by them agreed to in writing as to any disputed amounts shall be final, binding and conclusive on the Parties.

(iii)If, at the end of the thirty (30)-day resolution period, the Parties are unable to resolve any disagreement between them with respect to the preparation of the Final Closing Date Calculations (or portion thereof), then each Party shall deliver simultaneously to PricewaterhouseCoopers (or if such firm is unwilling or unable to serve, another nationally recognized accounting firm mutually agreed on by the Parties) (such accounting firm, the “Accountants”) the Objection Notice and such work papers and other reports and information relating to the remaining disputed matter(s) as the Accountants may request and shall be afforded the opportunity to discuss the disputed matter(s) with the Accountants. The Accountants shall have forty-five (45) days to carry out a review and prepare a written statement of its determination regarding the disputed matter(s) (including a statement regarding the Accountants’ determination of the prevailing Party in any such disputed matter). The determination of the Accountants will be, for all purposes, conclusive, non-appealable, final and binding upon Seller and Buyer. Such decision will be subject to specific performance pursuant to Section 11.14, and judgment may be entered thereon as an arbitration award pursuant to the Federal Arbitration Act, 9 U.S.C. §§ 1-16, in any court of competent jurisdiction. Any fees and expenses of the Accountants incurred in resolving the disputed matter(s) shall be borne by Seller, on the one hand, and Buyer, on the other hand, in the same proportion that the dollar amount of disputed matters lost by Seller, on the one hand, or Buyer, on the other hand, bears to the total dollar amount in dispute resolved by the Accountants. Each Party will bear its own fees, costs and expenses in connection with matters contemplated by this Section 2.4(b).

(c)Aggregate Final Adjustment Amount. Upon determination of the Final Working Capital, the Final Cash Amount, the Final Working Gas Value, and the Final Derivatives Value in accordance with Section 2.4(b):

(i)if (x) the amount (the “Aggregate Final Adjustment Amount”) equal to (A) the Final Working Capital plus (B) the Final Cash Amount plus (C) the Final Working Gas Value plus (D) the Final Derivatives Value is less than (y) the amount (the “Aggregate Estimated Adjustment Amount”) equal to (A) the Estimated Working Capital plus (B) the Estimated Cash Amount, plus (C) the Estimated Working Gas Value plus (D) the Estimated Derivatives Value, then Seller shall promptly pay to Buyer the difference on a dollar-for-dollar basis to such account(s) as directed by Buyer, by wire transfer of immediately available funds; or

(ii)if the Aggregate Final Adjustment Amount is greater than the Aggregate Estimated Adjustment Amount, then Buyer shall promptly pay the amount of the excess to Seller on a dollar-for-dollar basis to the account set forth in Schedule 2.3, by wire transfer of immediately available funds.

(d)Additional Transaction Adjustment. In addition to the adjustments set forth in Section 2.4(b) and Section 2.4(c), in the event that Buyer identifies, during the period beginning on the Closing Date and ending one hundred twenty (120) days after the Closing Date, (A) any Contract that (x) was in effect immediately prior to Closing but that was not disclosed to Buyer in the Disclosure Schedule or the Schedule Update as of the Closing Date and (y) would have been required to be disclosed in Schedule 4.9 or (B) solely to the extent that such inaccuracy has an impact (whether positive or negative) on the Derivatives Value of $25,000 or greater, any inaccuracy in the representations and warranties contained in Section 4.26 as of the Closing Date (each, an “Additional Transaction”):

(i)Buyer shall deliver written notice to Seller of the existence and, to the extent known to Buyer or its Affiliates at such time, the counterparty, nature and material terms of such Additional Transaction, which notice shall be delivered within two (2) Business Day after Buyer becoming aware of the existence of such Additional Transaction;

(ii)Buyer and Seller shall cooperate in good faith for a period of five (5) Business Days following the delivery of the notice described in Section 2.4(d)(i) to mutually agree on (A) the value of such Additional Transaction as of the date that the Buyer became aware of the existence of such Additional Transaction (the “Additional Transaction Value”), which Additional Transaction Value may be positive or negative and shall be determined using a methodology consistent with that used by Buyer to determine the value of similar contracts and transactions for purposes of formulating the Base Purchase Price and the Final Derivatives Value, as applicable, and (B) the Losses or gains realized by Buyer and its Affiliates in respect of such Additional Transaction during the period beginning on the Closing Date and ending on the date that the Additional Transaction Value is determined in accordance with this Section 2.4(d) less any payments or other consideration received by Buyer and its Affiliates in respect of such Additional Transaction during the period beginning on the Closing Date and ending on the date that the Additional Transaction Value is determined in accordance with this Section 2.4(d) (the aggregate amount of such Losses, payments and other consideration, which may be positive or negative, the “Net Additional Transaction Payments”); provided, that if Buyer and Seller are unable to mutually agree on the Additional Transaction Value or the Net Additional Transaction Payments within five (5) Business Days following the delivery of the notice described in Section 2.4(d)(i), then each Party shall deliver simultaneously to the Accountants written notice of each Party’s proposed Additional Transaction Value and Net Additional Transaction Payments, as applicable, and the Accountants shall determine such Additional Transaction Value and Net Additional Transaction Payments in accordance with Section 2.4(b)(iii), which shall apply to this Section 2.4(d) mutatis mutandis; and

(iii)within five (5) Business Days following final determination of both Additional Transaction Value and Net Additional Transaction Payments pursuant to this Section 2.4(d), (A) if the sum of the Additional Transaction Value and the Net Additional Transaction Payments is greater than zero, then Buyer shall promptly pay such amount in cash to Seller to the account set forth in Schedule 2.3 by wire transfer of immediately available funds or (B) if the sum of the Additional Transaction Value and the Net

Additional Transaction Payments is less than zero, then Seller shall promptly pay the absolute value of such amount in cash to Buyer, as directed by Buyer in writing, by wire transfer of immediately available funds.

Buyer’s right to receive a payment, if applicable, under this Section 2.4(d) shall be the sole and exclusive remedy of Buyer and its Affiliates against Seller and its Affiliates for any losses, liabilities, damages, obligations, payments, costs and expenses suffered as a result of any Additional Transaction; provided, that nothing in this Section 2.4(d) shall prevent or otherwise limit Buyer from (a) seeking injunctive or equitable relief for claims of breach or failure to perform covenants under this Section 2.4(d) by Seller or (b) pursuing, and recovering in respect of, any claim based on fraud by Seller.

(e)Withholding Taxes. Buyer shall be entitled to deduct and withhold from any payment to any Person under this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to this Agreement under the Code or any provision of applicable Tax law. To the extent that amounts are so withheld or deducted and timely paid to the relevant Governmental Authority by Buyer, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Buyer shall advise Seller of any such deduction and withholding Buyer expects to make and reasonably cooperate with Seller to mitigate any such deduction and withholding to the extent permissible under applicable Law.

Section 2.5The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, on (a) the first Business Day of the month immediately following the month in which all conditions to the obligations of the Parties set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to occur on the Closing Date); provided, that the Closing Date shall not occur prior to March 1, 2018, or (b) such other date as Buyer and Seller may mutually determine (the date on which the Closing occurs is referred to herein as the “Closing Date”). The Closing shall be effective for all purposes as of 12:01 a.m. New York City time on the Closing Date.

Section 2.6Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a)the Assignment, duly executed by Seller, and a certificate or certificates representing the Interests, duly and validly endorsed in favor of Buyer or accompanied by a separate stock power duly and validly executed by Seller or otherwise sufficient to vest in Buyer good title to the Interests, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws);

(b)the Seller Closing Certificate;

(c)a certificate as to the good standing (or existence) of the Company, certified dated as of a recent date by the Secretary of State (or equivalent) of such entity’s jurisdiction of organization;

(d)the Transition Services Agreement, duly executed by Seller;

(e)a certificate in the form prescribed by Treasury Regulations Section 1.1445-2(b)(2) certifying that Seller is not a “foreign person” for purposes of Section 1445 of the Code;

(f)written resignations of the directors and officers (or persons holding similar offices) of the Company, in each case effective at or prior to the Closing;

(g)copies (unless otherwise indicated) of the books, records, original minute books and other materials (in any form) in the possession of Seller or any of its Affiliates relating to the Company, including copies of (x) the documents described on Schedule 2.6(g) for the time periods set forth therein and (y) financial and accounting records, intellectual property records, service and warranty records, equipment logs, employee records, litigation files and any additional similar documents;

(h)the joint written instruction to the Escrow Agent for release of the Closing Payment, duly executed by Seller; and

(i)such other agreements, documents, instruments and writings as are expressly required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement or the Transition Services Agreement.

Section 2.7Deliveries by Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a)the Closing Payment, in accordance with the terms of Section 2.3;

(b)the Assignment, duly executed by Buyer;

(c)the Buyer Closing Certificate;

(d)the Transition Services Agreement, duly executed by Buyer;

(e)an updated Schedule 6.10(j) setting forth the Specified Outstanding Support Obligations as of the Closing Date;

(f)the Buyer Parent Guarantee and, in the event that any Seller LC remains outstanding on the Closing Date, the Buyer Letter of Credit, in each case, in accordance with the terms of Section 6.10(c);

(g)the joint written instruction to the Escrow Agent for release of the Closing Payment, duly executed by Buyer, and

(h)such other agreements, documents, instruments and writings as are expressly required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement or the Transition Services Agreement.

Article III.

REPRESENTATIONS AND WARRANTIES

RELATING TO SELLER

Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date unless otherwise specified in the applicable representation and warranty, as follows:

Section 3.1Organization of Seller.  Seller is duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite corporate authority to carry on its business as now being conducted and to own and use the properties and assets owned and used by it.

Section 3.2Authorization; Enforceability.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Transition Services Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Transition Services Agreement have been duly and validly authorized by all necessary corporate or other entity action on the part of Seller and no other action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement or the Transition Services Agreement or the consummation by Seller of the transactions contemplated hereby and thereby. This Agreement and, as of the Closing Date, the Transition Services Agreement have been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement and the Transition Services Agreement by Buyer, constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.3No Conflict; Consents.  The execution and delivery of this Agreement and the Transition Services Agreement by Seller, the compliance by Seller with any of the provisions hereof or thereof and the consummation of the transactions contemplated hereby and thereby do not and shall not:

(a)violate any Law applicable to Seller or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;

(b)violate or conflict with any Organizational Document of Seller;

(c)except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated herein, violate, breach or conflict with, or require any consent, approval or authorization of, or notice to, any Person under, any Contract or Permit to which Seller is a party or by which Seller or its properties or assets are bound, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, result in the termination of or any forfeiture or loss of a material right, or result in or constitute a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing, under any Contract or Permit to which Seller is a party or by which Seller or its properties or assets are bound or the acceleration of performance of Seller’s obligations thereunder;

(d)result in the creation or imposition of any Lien on any of the Interests; or

(e)breach or conflict with any Order binding on Seller or its assets.

Section 3.4Ownership of Interests.  Except as set forth on Schedule 3.4:

(a)Seller holds of record and owns beneficially all of the Interests in the Company, free and clear of any Liens (other than restrictions under federal and state securities Laws);

(b)Seller is not a party to any option, warrant, purchase right, or other Contract (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of the Interests; and

(c)Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Interests.

Section 3.5Litigation.

(a)There are no Actions pending or, to the Knowledge of Seller, threatened in writing against Seller that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated herein.

(b)There are no Orders binding upon Seller that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated herein.

Article IV.

REPRESENTATIONS AND WARRANTIES
RELATING TO THE COMPANY

Seller hereby represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date unless otherwise specified in the applicable representation and warranty, as follows:

Section 4.1Organization of the Company.

(a)The Company is a limited liability company and is duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own or lease and operate its properties and assets and to conduct its portion of the Business as it is now being conducted. The Company is duly licensed or qualified and in good standing in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. All such jurisdictions in which the Company is organized and qualified to do business are listed in Schedule 4.1.

(b)Seller has made available to Buyer in the Data Site true and complete copies of all existing Organizational Documents, as amended to date, of the Company, and such Organizational Documents, as so amended, are in full force and effect. The Company is not in default under, or in violation of, any provision of its Organizational Documents.

Section 4.2 No Conflict; Consents.  Except as set forth on Schedule 4.2, the execution and delivery of this Agreement and the Transition Services Agreement by Seller, the compliance by Seller with any of the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby by Seller do not and will not:

(a)violate any Law applicable to the Company or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;

(b)violate or conflict with any Organizational Document of the Company;

(c)(i) violate, breach or conflict with, or require any consent, approval or authorization of, or notice to, any Person under, any Material Contract or Permit to which the Company is a party or by which the Company or its properties or assets are bound, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, result in the termination of or any forfeiture or loss of a material right, or result in or constitute a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing, under any Material Contract or Permit or the acceleration of performance of Seller’s obligations thereunder or (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, violate, breach or conflict with, or require any consent, approval or authorization of, or notice to, any Person under, any other Contract to which the Company is a party or by which it is bound;

(d)result in the creation of any Lien on the assets or properties of the Company (other than a Permitted Lien); or

(e)breach or conflict with any Order binding on the Company or any of the assets of the Company.

Section 4.3Capitalization.

(a)The Interests held by Seller constitute all of the issued and outstanding membership interests of the Company. The Interests are duly authorized, validly issued and (to the extent applicable) fully paid and nonassessable, and were not issued in violation of any preemptive rights.

(b)Neither Seller nor the Company, nor any of their Affiliates with respect to any Support Obligations, is party to a Contract containing any transfer restrictions, rights of first refusal, or other rights or obligations triggered upon a change of control of Company.

(c)There are no:

(i)outstanding membership interests, equity interests or other equity or equity-based securities of the Company other than the Interests;

(ii)outstanding securities of the Company convertible into, exchangeable or exercisable for membership interests, equity interests or other securities of the Company;

(iii)authorized or outstanding options, warrants, calls, subscriptions, conversion rights or other rights, commitments, agreements, arrangement or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests or shares of capital stock or other securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking;

(iv)outstanding obligations of the Company to repurchase, redeem or otherwise acquire any equity securities of the Company;

(v)voting trusts or other agreements or understandings to which the Company is a party or is bound with respect to the voting of the equity interest of the Company;

(vi)outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company; or

(vii)authorized or outstanding bonds, debentures, notes or other Indebtedness that entitles the holders to vote (or convertible or exercisable for or exchangeable into securities that entitle the holders to vote) with holders of shares, units or interests of the Company on any matter.

(d)The Company does not own, directly or indirectly, any capital stock or other equity interests of any Person.

Section 4.4Litigation.  Except as set forth on Schedule 4.4:

i.there is no pending Action:

(i)that has been commenced by or against the Company or that otherwise relates to or may adversely affect the business of, or any of the assets owned or used by, the Company; or

(ii)that challenges, or that may have the effect of preventing, materially delaying, making illegal, or otherwise materially interfering with, any of the transaction contemplated by this Agreement;

(iii)to the Knowledge of Seller, (1) no Action described in Section 4.4(a)(i) or (ii) has been threatened, and (2) no Action that would reasonably be expected to have a Material Adverse Effect on the Company has been threatened, in the case of clauses (1) and (2), against the Company within the past three (3) years;

ii.no officer, director, agent, or employee of the Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Company; and

iii.there is no Order to which the Company, or any of the assets owned or used by the Company, is subject.

Section 4.5Financial Statements.  Schedule 4.5 sets forth the unaudited balance sheets of the Company as of December 31, 2016 and December 31, 2017, and the related unaudited income statements of the Company for the years then ended (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP, and present fairly, in all material respects, the financial position and the results of operations of the Company as of, and for the periods ended on, such dates, except for normal year-end adjustments and the absence of footnotes with respect to unaudited Financial Statements.

Section 4.6No Undisclosed Liabilities.  Except as set forth on Schedule 4.6, the Company does not have any Indebtedness or liabilities of a nature required by GAAP to have an amount set forth on a balance sheet, other than:

(a)liabilities disclosed in the Financial Statements;

(b)liabilities incurred in the ordinary course of the operations of the Business, consistent with past practices, since the Balance Sheet Date; and

(c)liabilities that will be included in the calculation of Final Working Capital, Final Cash Amount, Final Working Gas Value, Final Derivatives Value or (with respect to Park and Loan Contracts) the Base Purchase Price.

Section 4.7Taxes.  Except as set forth on Schedule 4.7:

(a)All Tax Returns required to be filed by or with respect to the Company have been properly and timely filed with the appropriate Taxing authority and are correct and complete in all material respects;

(b)all Taxes and Tax liabilities due by, or with respect to, the income, assets or operations of the Company or for which the Company is otherwise liable, have been timely paid;

(c)there are no Liens other than Permitted Liens on any of the assets of the Company that arose in connection with the failure to pay any Tax;

(d)there are no Actions pending or in progress for the assessment or collection of Taxes against the Company by any Taxing authority, no adjustment relating to any Tax Return of the Company has been proposed, and the Company has not received a ruling or determination from a Tax authority regarding a past or prospective transaction, in each case for a taxable year remaining open under the applicable statute of limitations;

(e)no Tax Returns of the Company are under audit or examination by any Taxing authority, nor has the Company received any written notice of any pending audit or examination from any Taxing authority;

(f)there are no agreements or waivers currently in effect that provide for an extension of time with respect to the filing of any Tax Return of the Company or the assessment or collection of any Tax from the Company;

(g)no claim has been made in writing by any Taxing authority in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to Taxation in that jurisdiction, and the Company does not have a permanent establishment (within the meaning of an applicable income Tax treaty) or otherwise maintain an office or fixed place of business in a country other than the United States;

(h)the Company qualifies, and has since the date of its formation qualified, as an entity that is disregarded as an entity separate from its owner for U.S. federal income Tax purposes, the Company has not taken a position inconsistent with such treatment, and no election has been made under Treasury Regulations Section 301.7701-3 to have the Company taxed as a corporation;

(i)the Company is not, and has not at any time been, a member of a consolidated, combined, affiliated or similar group of companies provided for under the Law of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes for any Tax period (other than the Seller Group) within the past six (6) years, nor does the Company have any liability for Taxes of any Person (other than a member of the Seller Group) under Treasury Regulations Section 1.1502-6 (or any analogous provision of state or local Law);

(j)the Company has delivered or made available to Buyer correct and complete copies of all income Tax Returns with respect to the Company for the year 2014 and each year thereafter, and of any examination reports and any written statements of deficiencies proposed to be assessed against the income or asset base of the Company that have not yet been resolved;

(k)the Company is not and has not been a party to any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4, or any transaction that lacks economic substance for purposes of Section 7701(o) of the Code;

(l)Within the past two (2) years, the Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code;

(m)the Company has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Law) by reason of a change in accounting method or otherwise;

(n)the Company has collected or withheld all Taxes required to have been collected or withheld (including from payments made to employees, independent contractors, creditors, stockholders and other third parties) and such collected and withheld Taxes have been or will be timely paid to the proper Governmental Authority;

(o)the Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing, (ii) installment sale or open transaction disposition made prior to the Closing, (iii) prepaid amount received prior to the Closing, (iv) change in method of accounting of the Company made prior to the Closing, or (v) election under Section 108(i) of the Code made prior to the Closing;

(p)the Company is in compliance in all material respects with all applicable transfer pricing laws and regulations and, including to the extent required by applicable Law, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company;

(q)no indebtedness of the Company consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code;

(r)neither the Seller, nor any of its Affiliates, is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, as a result of the transactions contemplated by this Agreement, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or non-U.S. income Tax Law) with respect to a Site Employee; and

(s)the Company has not granted a power of attorney to any Person relating to Tax matters for any taxable year remaining open under the applicable statute of limitations.

Section 4.8Absence of Certain Changes.  Since the Balance Sheet Date, except as set forth on Schedule 4.8, the Business has been conducted, in all material respects, in the ordinary course of business consistent with past practices, and there has not been any Material Adverse Effect.

Section 4.9Contracts.

(a)Schedule 4.9(a) lists all of the following types of Contracts to which the Company is a party or to which the Company’s assets or the Business are subject (all Contracts that are required to be listed on Schedule 4.9(a), together with all Property Use Agreements, being “Material Contracts”):

(i) each Contract for or related to Indebtedness;

(ii)each Contract for natural gas storage, “park and loan” (including Park and Loan Contracts), wheeling, transportation, gathering and processing services, or management of natural gas;

(iii)each Contract involving a remaining commitment by the Company to undertake capital expenditures with respect to the Business that involve aggregate payments of at least $100,000;

(iv)each Contract for lease of personal property involving aggregate payments  of at least $100,000;

(v)each Contract between Seller or its Affiliates (other than the Company), on the one hand, and the Company, on the other hand (collectively, “Affiliated Party Contracts”);

(vi)gas pipeline interconnection agreements, construction agreements (excluding repair and maintenance agreements entered into in the ordinary course of business, consistent with past practice), and operational balancing agreements;

(vii)Derivative Contracts;

(viii)each Contract creating or evidencing a partnership or joint venture;

(ix)each Contract constituting or evidencing a guaranty or suretyship or performance bond or other Support Obligation;

(x)each Contract with a Governmental Authority;

(xi)each Contract that includes a non-compete covenant or otherwise limits or restricts the Company from engaging in any business or competing in any geographic area or freely setting prices for products or services or that includes a “most favored nation” or similar covenant;

(xii)each Contract for the purchase or sale of any business, corporation, partnership, joint venture or other business organization to the extent that rights or obligations of the Company survive as of the date hereof;

(xiii)each Contract related to any Action, including settlement thereof, entered into in the past three (3) years; and

(xiv)each other Contract that (x) involves aggregate payments to or from the Company of at least $100,000 and (y) is not terminable by its terms, without penalty, on thirty (30) days or less notice.

(b)Except as set forth in Schedule 4.9(b), each Material Contract is in full force and effect and represents the legal, valid and binding obligation of the Company, and, to the Knowledge of Seller, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Except as set forth in Schedule 4.9(b), neither the Company, nor, to the Knowledge of Seller, any other party, is in material breach of any Material Contract. Seller has made available to Buyer in the Data Site true and complete copies of all Material Contracts.

Section 4.10Employee Plans.

(a)Except as set forth in Schedule 4.10, the Company does not maintain, sponsor or have an obligation to contribute to any ERISA Plans. Except as would not reasonably be expected to result in any material liability to the Company, (i) each ERISA Plan maintained or sponsored by Seller and its Affiliates to date for the benefit of the Site Employees (collectively, the “Employee Plans”) has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made with respect to any such Employee Plans on or before the date hereof have been made or properly accrued, and (ii) there is no pending or, to the Knowledge of Seller, threatened proceeding relating to any Employee Plan (other than ordinary course claims for benefits).

(b)Except for the Pension Plan and ERISA Plans, in each case, with respect to which the Company will have no obligation or liability following the Closing Date, neither Seller nor any entity that is under common control and treated as a single employer with Seller for purposes of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) is contributing to, is required to contribute to, or has, within the last six years, contributed to (i) any multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code, (ii) any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iv) any multiple employer plan within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. After the Closing, the Company will not have any material liability (direct or indirect) solely as the result of having previously been under common control and treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code with the Seller and its other ERISA Affiliates.

Section 4.11Environmental Matters.

(a)Except as set forth on Schedule 4.11(a):

(i)the Company and its operations are in compliance in all material respects with all Environmental Laws, and the Company possesses and is in compliance with all material Environmental Permits. Schedule 4.11(a)(i) sets forth a list of all such Environmental Permits that have been obtained by the Company as of the date hereof, as well as those for which the Company has applied as of the date hereof. All such Environmental Permits are in full force and effect, and there are no Actions pending or, to the Knowledge of Seller, threatened seeking to revoke, cancel, suspend, or adversely modify any such Environmental Permit or challenge the validity or enforceability thereof;

(ii)the Company is not subject to any outstanding Order from, or any written agreement with, any Governmental Authority or other Person under any Environmental Laws requiring remediation or removal of any known past or ongoing Release of Constituents of Concern or the payment of any material cost, expense, fine or penalty in connection with any past or ongoing Release of Constituents of Concern;

(iii)the Company is not subject to any Action that is pending or, to the Knowledge of Seller, threatened in writing, alleging that the Company has failed to comply with or is subject to liability under any Environmental Law;

(iv)there has been no Release of any Constituents of Concern by the Company within the past five (5) years at, in, on or from the Real Property Interests or at any other location owned or operated by the Company, and no other Constituents of Concern are present at the Real Property Interests or at any other location owned or operated by the Company, except in compliance with all Environmental Laws or in a manner that has not resulted, and could not reasonably be expected to result, in material liabilities for investigation, removal, treatment, remediation or any other response under Environmental Laws; and

(v)the Company has not received notice in the past five (5) years that the Company is, or may be, a potentially responsible party for a federal or state environmental cleanup site or for corrective action under any Environmental Law, including receipt of (A) any written request for information in connection with any federal or state environmental cleanup site or (B) any request to undertake any response or remedial actions or cleanup action of any kind at the request of any Governmental Authority, or at the request of any other person.

(b)Seller has made available in the Data Site all material environmental reports concerning the Company that have been prepared within the last five (5) years and which are in the possession of Seller or the Company as of the date of this Agreement.

Section 4.12Compliance with Laws; Permits.

(a)The Company and the Business is, and has been at all times during the three (3)-year period ending on the Closing Date, in compliance in all material respects with all applicable Laws. None of Seller or its Affiliates has received written notification of violation with respect to any Laws applicable to the Company or the Business. Notwithstanding any provision in this Section 4.12 (or any other provision of this Agreement) to the contrary, Section 4.7 and Section 4.11 shall be the exclusive representations and warranties with respect to those matters set forth in such sections, respectively, and no representations and warranties are made with respect to such matters pursuant to this Section 4.12.

(b)The Company possesses, and is in compliance in all material respects with all terms and conditions of, all material Permits necessary for the Company to own its assets and operate the Business as it is currently conducted, all of which are in full force and effect, true and complete copies of which have previously been made available to Buyer in the Data Site. Schedule 4.12(b) lists all such Permits possessed by the Company. No suspension, cancellation or materially adverse modification of any such Permit is pending or, to the best of Seller’s Knowledge, threatened. All applications required to have been filed for the renewal of all such Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

Section 4.13Insurance.  Schedule 4.13(a) lists and contains a summary description of all material current policies of property, fire and casualty, general liability, title, workers’ compensation and other forms of insurance held by or for the benefit of the Company as of the date of this Agreement (the “Insurance Policies”). As of the date of this Agreement, all of the Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, and no written notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation.  Except as set forth on Schedule 4.13(b), there are no current or pending claims under any Insurance Policy. The Insurance Policies are sufficient for compliance in all material respects with all applicable Laws and the Material Contracts.

Section 4.14Labor Relations; Employment Matters.

(a)The Company:

(i)is not a party to, and no Site Employees are covered by, any collective bargaining agreement or other labor union contract, and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities involving Site Employees seeking recognition of a collective bargaining unit;

(ii)is not subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Seller, threatened between the Company and any Person or involving Site Employees; or

(iii)has not taken any action with respect to the transactions contemplated by this Agreement that would reasonably be expected to constitute a “mass layoff” or “plant closing” within the meaning of the Workers Adjustment Retraining Notification (WARN) Act of 1989.

(b)Seller and each of its Affiliates, including the Company: (i) is in compliance in all material respects with all applicable Laws with respect to employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Site Employees; (ii) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to the wages, salaries and other payments to the Site Employees by virtue of employment, the transactions specifically contemplated by this Agreement or otherwise; (iii) is not liable for any material arrears of wages or any Taxes or any material penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for the Site Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the Knowledge of Seller, material threatened claims or actions against Seller or any of its Affiliates, including the Company, under any worker’s compensation policy or long term disability policy with respect to any Site Employees

Section 4.15Properties and Related Matters.

(a)The Company does not own any real property.

(b)Schedule 4.15(b) sets forth a complete and accurate list of Property Use Agreements. Each Property Use Agreement is in full force and effect in accordance with its terms and constitutes a legal, valid and binding obligation of the Company and, to Seller’s Knowledge, of the counterparties to such Property Use Agreement, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, arrangement or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles. There are no proceedings pending or, to Seller’s Knowledge, threatened, against the Company that affect any Property Use Agreement, and neither the Company nor, to Seller’s Knowledge, any counterparty thereto, is in or has received written notice that it is in material default or material breach under the terms of any Property Use Agreement. As of the Effective Date, the Company is not participating in any discussions or negotiations regarding termination of any Property Use Agreement. The Company has the valid right to a leasehold interest in each Property Use Agreement that is a lease.

(c)Seller has made available to Buyer in the Data Site true, complete and correct copies of (i) all Property Use Agreements and all leases, assignments and other instruments by which the Company has acquired the Real Property Interests and (ii) and all other reports and surveys that are in the possession of the Company or Seller and that relate to any of the Real Property Interests.

(d)No claim has been made, and to the Knowledge of Seller, no claim has been threatened or asserted, by any third party that the Company does not possess the legal right to use any material real property currently used in connection with the Business in the manner or for the purpose for which it is being used.

(e)Except as set forth in Schedule 4.15(e), the Company has not granted any assignment, lease, license, sublease, easement, concession or other legally binding agreement granting to any Person the right to possess, use or occupy the Real Property Interests, except (i) Permitted Liens, (ii) as may be granted or reserved pursuant to any instrument creating its interest in such Real Property Interest or (iii) pursuant to the terms of any Property Use Agreement or Material Contract.

Section 4.16Intellectual Property.

(a)Schedule 4.16(a) hereto contains a complete and accurate list of all Intellectual Property owned by the Company that has been registered with or is the subject of a pending application for registration with a Governmental Authority (“Registered Intellectual Property”).

(b)Schedule 4.16(b) hereto contains a complete and accurate list of material software and subscriptions, in each case, used in the Business (other than those primarily used in performing human resources, legal and tax functions) but that are not owned or licensed by the Company.

(c)To the Knowledge of Seller, the Company owns or possesses sufficient legal rights to use all Intellectual Property used in the Business; provided, however, that it is understood that the Company receives certain information technology-related services and licenses from other Persons and the foregoing will not be deemed to be a representation that the Company be entitled to such services or licenses after Closing.  To the Knowledge of Seller, during the last five (5) years, the Company has not violated or infringed, and is not violating or infringing any Intellectual Property of any other Person, and the Company does not have any knowledge of a violation or infringement by any Person of any Intellectual Property owned by the Company.  During the last five (5) years, the Company has not received any written notice from any Person claiming a violation or infringement of a Person’s Intellectual Property rights.

(d)Each item of Registered Intellectual Property owned by the Company is subsisting, and to the Knowledge of Seller, valid, and all necessary registration, maintenance and renewal fees in connection with such Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant governmental body for the purposes of maintaining such Registered Intellectual Property, except in each case as would not be expected to have a material effect on the Company.  There is no threatened or reasonably foreseeable loss or expiration of any Registered Intellectual Property that is not apparent from publicly available records maintained by intellectual property offices of Governmental Authorities in the jurisdictions where such Registered Intellectual Property is registered or where applications for such registration are pending.  The Company’s rights in and to the Registered Intellectual Property are free and clear of all Liens except Permitted Liens.

(e)The Company has used reasonable efforts to protect the confidentiality of the confidential information and trade secrets belonging to the Company or provided by any other Person to the Company.

Section 4.17Title to Properties.  Except as set forth on Schedule 4.17, the Company has good and valid record and marketable title to, are the lawful owners of, or have a valid leasehold interest in, all of the material rights, properties and assets (other than the Real Property Interests, which are addressed by the representations and warranties in Section 4.15), tangible or intangible, used or held for use in connection with their respective Businesses, in each case, free and clear of all Liens, except for (a) properties and assets sold or otherwise disposed of, and rights expiring or terminating, in the ordinary course of business consistent with past practices and not in violation of this Agreement during the period from the date of this Agreement until the Closing Date, and (b) Permitted Liens.

Section 4.18Condition and Sufficiency of Assets.  Except as set forth on Schedule 4.18, all of the tangible material assets used or held for use by the Company (other than the Real Property Interests, which are addressed by the representations and warranties in Section 4.15), whether owned or leased, (i) have been reasonably maintained consistent in all material respect with standards generally followed in the industry and are in a condition sufficient for the current operating business of the Company, and (ii) are adequate and suitable for their present and currently intended uses and are free from material defects other than such defects as do not interfere with the intended use thereof in the conduct of normal operations in any material respect. The assets and properties owned or leased by the Company, or that they otherwise have the right to use, constitute all the assets and properties that are required or necessary in connection with the conduct of the Business as it is presently conducted; provided, however, that it is understood that the Company requires for the conduct of the Business as presently conducted certain services which it is entitled to receive under the Transition Services Agreement as well as certain other services (e.g., information technology services) that it is not entitled to receive under the Transition Services Agreement.

Section 4.19Bank Accounts.  Schedule 4.19 lists and identifies by bank, account number and authorized signatories all bank accounts, safety deposit boxes and lock boxes maintained by the Company.

Section 4.20Officers and Managers.  Schedule 4.20 lists by name and title all directors, managers and officers of the Company.

Section 4.21Affiliated Party Transactions.  Except as evidenced by the Affiliated Party Contracts listed on Schedule 4.9 or on Schedule 4.21:

(a)there are no Contracts relating to any transaction for the provision of services (or otherwise providing for the payment of monies), excepting ordinary employment and related compensation arrangements between the Company, on the one hand, and any of its officers, managers, directors, employees, on the other hand;

(b)the Company is not indebted (excluding compensatory and expense reimbursement arrangements), directly or indirectly, to any of its officers, managers, directors, employees or Seller or to any of its Affiliates in any amount whatsoever;

(c)none of the officers, directors, managers, employees of the Company or Seller, nor any of their respective Affiliates, are indebted to the Company; and

(d)the Company is not otherwise bound by any Contract to which Seller or any of its Affiliates (other than the Company) or any of their respective officers, directors, managers or employees is a party.

Section 4.22Brokers’ Fees.  Except for the Seller Financial Advisors, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement either from or based upon arrangements made by the Company. All fees of the Seller Financial Advisors shall be paid by Seller, and no portion thereof shall be charged to or paid by the Company or Buyer.

Section 4.23Gas Inventory. The Company owns natural gas (in each case, measured on an MMBtu basis) equal to (i) the natural gas in leased storage facilities under Contracts with storage operators, plus (ii) the natural gas in storage facilities with which the Company has engaged in “park” or “loan” transactions that occurred prior to the Closing Date, but expire subsequent to the Closing Date, plus (iii) the natural gas in pipelines leased by the Company.  Attached as Schedule 4.23 is an accurate and complete list of the natural gas (measured on an MMBtu basis) described in the immediately preceding sentence and listed as “inventory” of the Company in the Financial Statements as of the close of business on the date indicated in Schedule 4.23.  The PAL Inventory Certificate as of (x) 12:01 a.m. New York City time on the Effective Date, and (y) 12:01 a.m. New York City time on the Closing Date, shall, in each case, be true, accurate, and complete in all respects.

Section 4.24FERC Compliance.

(a)The Company meets, and at all times during the three (3)-year period ending on the Closing Date has met, all material applicable regulatory conditions relating to FERC.

(b)The Company has at all times had in place the proper policies to comply with all applicable requirements relating to FERC, and has caused each of its Representatives, as applicable, to be trained to comply with such requirements.

Section 4.25Bankruptcy.  The Company is not subject to any pending bankruptcy Action and, to the Knowledge of Seller, no Action is contemplated in which the Company would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures.

Section 4.26Trade Data.  Schedule 4.26 sets forth the Trade Data with respect to all trading obligations under each Derivative Contract, as applicable, as of the close of business on the second Business Day immediately preceding the Effective Date.  The Trade Data (x) as of the close of business on the second Business Day immediately preceding the Effective Date, and (y) as of 12:01 a.m. New York City time on the Closing Date, shall, in the case of each of the preceding clauses (x) and (y), be true, accurate, and complete in all respects.

Section 4.27Exclusive Representations and Warranties.  Except for the representations and warranties contained in Article III and this Article IV (in each case, as modified by the Disclosure Schedules), the Transition Services Agreement, and any certificate or written statement furnished or to be furnished to Buyer pursuant to this Agreement, neither Seller nor any other Person on its behalf makes any other express or implied representation or warranty with respect to Seller or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, express or implied, whether made by Seller or any other Person.

Article V.

REPRESENTATIONS AND WARRANTIES RELATING TO BUYER

Buyer hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date unless otherwise specified in the applicable representation and warranty, as follows:

Section 5.1Organization of Buyer. Buyer is a limited liability company and is duly formed, validly existing, and in good standing under the laws of the State of Delaware.

Section 5.2Authorization; Enforceability.  Buyer has all requisite corporate limited liability company power and authority to execute and deliver this Agreement and the Transition Services Agreement and to perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the Transition Services Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by Buyer, and no other action on the part of Buyer is necessary to authorize this Agreement or the Transition Services Agreement. This Agreement and, as of the Closing Date, the Transition Services Agreement have been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement and the Transition Services Agreement by Seller, constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 5.3No Conflict; Consents. The execution and delivery of this Agreement and the Transition Services Agreement by Buyer, the compliance by Buyer with any of the provisions hereof and thereof and the consummation of the transactions contemplated hereby and thereby do not and shall not:

(a)violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;

(b)violate or conflict with any Organizational Document of Buyer;

(c)except as would not reasonably be expected to have a material adverse effect on the ability of Buyer to complete the transactions contemplated herein, breach or conflict with any Contract to which Buyer is a party or by which it is bound; or

(d)breach or conflict with any Order binding on Buyer or its assets.

Section 5.4Litigation.

(a)There are no Actions pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to complete the transactions contemplated herein.

(b)There are no Orders binding upon Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to complete the transactions contemplated herein.

Section 5.5Brokers’ Fees.  No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.

Section 5.6Financial Ability. Buyer has, through a combination of its cash balances and funds readily and unconditionally available to it, funds sufficient to fund the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement and to satisfy all other costs and expenses of Buyer arising in connection therewith. In furtherance and not in limitation of the foregoing, Buyer and its Affiliates have sufficient creditworthiness to satisfy their respective obligations under Section 6.10 and otherwise meet the credit support obligations of the Company required under the Material Contracts.

Section 5.7Securities Law Compliance.  Buyer:

(a)is acquiring the Interests for its own account and not with a view to their distribution;

(b)has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Interests and is able financially to bear the risks thereof; and

(c)understands that the Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities Laws and that under such Laws the Interests may be resold without registration under such laws only in certain circumstances.

Notwithstanding the foregoing, an assignment by Buyer of the Interest to an Affiliate after the Closing will not be a breach of this Section 5.7 and no such assignment shall in any manner limit, affect, or release Buyer from its obligations to Seller under this Agreement.

Section 5.8Buyer’s Independent Investigation.  Buyer and its Representatives have undertaken an independent investigation and verification of the business, operations and financial condition of the Company. Except for the representations and warranties made by Seller relating to the Company in this Agreement or in any certificate or written statement furnished or to be furnished to Buyer pursuant to this Agreement, Buyer acknowledges that:

(a)Buyer has been afforded access to and the opportunity to inspect the Company, the Business, and all other due diligence materials; and

(b)Buyer has inspected the Company and its Business and all other due diligence materials, in each case to the extent Buyer deems necessary or advisable in connection with its decision to enter into this Agreement and to consummate the transactions contemplated hereby.

Section 5.9Exclusive Representations and Warranties.  Buyer acknowledges that except for the representations and warranties contained in Article III with respect to Seller, Article IV with respect to the Company (in each case, as modified by the Disclosure Schedules), the Transition Services Agreement, and any certificate or written statement furnished or to be furnished to Buyer pursuant to this Agreement, none of Seller, the Company or any other Person on their behalf makes any other express or implied representation or warranty with respect to Seller, the Company or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller or any other Person.

Article VI.

COVENANTS

Section 6.1Conduct of Business.  Except as set forth in Schedule 6.1(b) or specifically permitted by this Agreement:

(a)From the date of this Agreement through the Closing, Seller shall cause the Company to operate the Business in the ordinary course, consistent with past practices. Without limiting the generality or effect of the foregoing, from the date of this Agreement through the Closing, Seller shall cause the Company to (i) use its commercially reasonable efforts to maintain its properties and assets, (ii) comply in all material respects with all applicable Laws, Orders and Permits and use commercially reasonable efforts to perform all of its obligations under all Material Contracts, (iii) use its commercially reasonable efforts to preserve intact the Business and its relationships with customers, suppliers and others having business relationships with it, in each case in all material respects, and (iv) operate the Business in the ordinary course, consistent with past practices.

(b)Without limiting the generality or effect of Section 6.1(a), prior to the Closing, without the prior written consent of Buyer, which consent (other than as set forth in Section 6.1(b)(vii) and Section 6.1(b)(viii)) shall not be unreasonably withheld, conditioned or delayed (provided, that (other than as set forth in Section 6.1(b)(vii) and Section 6.1(b)(viii)) if Buyer does not respond affirmatively granting or denying such approval in writing, which may be provided via email, within (x) with respect to trade or risk-related matters, three (3) Business Days after a written request from Seller for such approval and (y) with respect to any other matters, seven (7) Business Days after a written request from Seller for such approval, Buyer shall be deemed to have approved such action), Seller shall not (with respect to the Company) and shall not permit the Company to:

(i)(A) amend its Organizational Documents, (B) split, combine or reclassify its outstanding equity interests, (C) declare, set aside or pay any distribution payable in stock or property (other than Cash and Cash Equivalents) in respect of any equity interests, or (D) repurchase, redeem or otherwise acquire any of its equity interests, or any securities convertible into or exchangeable or exercisable for any of such equity interests, in each case other than as permitted by Section 6.1(b)(vi);

(ii)liquidate, dissolve, recapitalize or otherwise wind up its business;

(iii)(A) make any settlement or compromise with respect to any Tax audit, examination or other proceeding relating to material Taxes, (B) change any material Tax election or method of Tax accounting, (C) make any new material Tax election, (D) adopt any new material method of Tax accounting or (E) file any amended material Tax Return;

(iv)change its accounting methods, policies or practices in any material respect, except as required by applicable Law or GAAP;

(v)sell, assign, transfer, lease, sublease or otherwise dispose of or subject to any Lien (other than any Permitted Lien) (A) any properties or assets (other than (x) excess or obsolete inventory and equipment or immaterial interests in real property, in each case, sold, assigned, leased, subleased or otherwise disposed of in the ordinary course of business, consistent with past practices and (y) for the avoidance of doubt, any distribution of Cash and Cash Equivalents prior to the Closing) or (B) the Interests;

(vi)issue or sell any equity interests (other than in the connection with the conversion of intercompany debt into equity) in, or any notes, bonds or other securities of, the Company, or any option, warrant or right to acquire same;

(vii)amend, terminate, renew, modify or extend any existing Material Contract, in each case, other than any amendment, termination, renewal, modification or extension in the ordinary course of business; provided, that with respect to any such Material Contract relating to (A) storage, transportation, management of natural gas, or “park and loan” (including Park and Loan Contracts), Buyer’s prior written consent shall be required to the extent that the terms, conditions or provisions of such amendment, termination, renewal, modification or extension of such Material Contract apply to or affect any period on or after the Closing Date, or (B) Spread Options, Buyer’s prior written consent shall be required;

(viii)enter into any new Contract that would have been required to be disclosed in Schedule 4.9, other than renewals or extensions permitted under Section 6.1(b)(vii); provided, that Buyer’s prior written consent shall be required to enter into any new Contract relating to storage, transportation, management of natural gas, “park and loan” (including Park and Loan Contracts), and Spread Options;

(ix)sell, assign, transfer, or otherwise dispose of any natural gas held in inventory for the account of the Company with respect to all natural gas inventory described in Section 4.23(ii);

(x)(A) amend, terminate, renew, modify, extend, or renegotiate (other than by completion thereof) any Specified Outstanding Support Obligations or (B) enter into any Additional Support Obligations that would have been required to be disclosed in Section 6.10, in the case of clauses (A) and (B), other than (x) non-material amendments in the ordinary course of business, (y) in the event of any increase in an index price and solely to the extent required under the terms and conditions of any Material Contact supported by such Specified Outstanding Support Obligations, posting of additional collateral with respect to such Specified Outstanding Support Obligations, and (z) amendments, terminations, renewals, modifications, extensions, or renegotiations of such Specified Outstanding Support Obligations contemplated by Section 6.10;

(xi)change the credit, operating or risk policies or procedures currently in place in respect of the Company, except in the ordinary course of business, consistent with past practice;

(xii)make any single capital expenditure in excess of $100,000, other than (A) in accordance with the CapEx Budget and the OpEx Budget, as applicable, or (B) reasonable capital expenditures in connection with any emergency or force majeure events affecting the Company;

(xiii)incur any Indebtedness, other than (A) intercompany debt in the ordinary course of business, consistent with past practice, that is to be converted to equity prior to Closing and (B) Current Liabilities included in the determination of Net Working Capital, or (C) any Additional Support Obligations entered into in the ordinary course of business, consistent with past practices;

(xiv)initiate, commence or settle any lawsuit, arbitration or claim related to the Company, other than with respect to any lawsuit, arbitration or claim that would not reasonably be expected to result in payments to or from the Company in excess of $100,000;

(xv)merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in or advance any credit or make any loans to any Person (other than investments by the Company and extensions of credit to customers in the ordinary course of the business consistent with past practices);

(xvi)hire or materially increase the compensation or severance entitlements of any employee of the Company that will be retained by the Company after Closing;

(xvii)cancel any debts (other than intercompany debt in the connection with the transactions contemplated hereby) or waive any material claims or rights pertaining to the Business;

(xviii)amend or modify in any material respect, or fail to renew, allow to lapse or terminate any material Permit; or

(xix)agree, whether in writing or otherwise, to do any of the foregoing.

Section 6.2Access.

(a) (i) From the date hereof through the Closing, Seller shall afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Business, to the properties, books, contracts, records and appropriate officers and employees of the Company and shall furnish such authorized Representatives with all financial and operating data and other information concerning the affairs of the Company as Buyer and such Representatives may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections, interviews and examinations that take place on site, at the offices of Seller. Additionally, unless and until the Closing occurs, Buyer shall hold in confidence all such information on the terms, to the extent and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to bids received from others in connection with the transactions contemplated by this Agreement (or similar transactions) and information and analyses (including financial analyses) relating to such bids. Buyer acknowledges that all such information being provided pursuant to this Section 6.2 is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(iii)(ii) Buyer shall have no right to perform or conduct any environmental sampling or other invasive environmental investigations on or about any property, real or personal, of the Company.

(iv)Buyer shall not contact or have access to any customer, supplier, contractor or consultant of any of the Company without the prior written consent of Seller and without a representative of Seller being present.

(b)Buyer shall indemnify the Seller Indemnified Parties and their Representatives, and save them harmless, effective as and from the date hereof, from and against any claims, demands, actions, causes of action, damages, losses, costs, liabilities, or expenses that the Seller Indemnified Parties or any of their Representatives may suffer or incur, or that may be made or brought against any of them, as a result of, in respect of, or arising out of any injury to the person or property of Buyer or its Representatives as a result of, or in connection with any site visits or inspections of the assets or properties of the Company conducted under this Section 6.2. THE INDEMNIFICATION PROVISIONS IN THIS SECTION 6.2(b) AND THE RECIPROCAL PROVISIONS OF SECTION 6.5(c) SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT,

CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.

Section 6.3Third Party Approvals.

(a)Each of Buyer, with respect to itself and its Affiliates, and Seller, with respect to itself and its Affiliates, including the Company, shall (and shall cause its respective Affiliates to) (i) provide all notices required to be provided in order to consummate the transactions contemplated by this Agreement and (ii) use commercially reasonable efforts to (A) obtain all consents and approvals of third parties, including from Governmental Authorities and the counterparties to the Contracts listed on Schedule 4.2, as applicable, that are required to be obtained in order to consummate the transactions contemplated hereby, and (B) cause each of the other conditions to its respective obligations specified in Article VIII to be satisfied at or before the Closing. Each of Buyer and Seller shall use commercially reasonable efforts to cooperate with the other Party as may be reasonably requested by such other Party in connection with this Section 6.3(a).  In addition, Seller shall cooperate with Buyer to (x) file with the Federal Energy Regulatory Commission, as promptly as reasonably practicable following the Effective Date (and in any event prior to the Closing), a Joint Petition of the Company and Castleton Commodities Merchant Trading L.P. for Temporary Waivers of Capacity Release Regulations and Policies, and Request for Shortened Comment Period and Expedited Treatment in connection with Buyer’s proposed restructuring of the Company following the Closing, and (y) provide assistance, as promptly as reasonably practicable following the Effective Date (and in any event prior to the Closing), as may be requested by Buyer for the transition of any accounts of futures commission merchants to the name of Buyer or its Affiliates and delivering any additional documentation as may be required with respect to such accounts.

(b)The obligations of the Parties under this Section 6.3 shall include (i) preparing and filing as soon as practicable all such filings or consents with or from any Governmental Authority or other Person that are required to be filed or obtained in order to consummate the transactions contemplated hereby, (ii) assuring that all such filings are in material compliance with the requirements of applicable Law, (iii) making available to the other Party such information as the other Party may reasonably request in order to complete such filings or to respond to information requests by any relevant Governmental Authorities, (iv) keeping each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications, filings or correspondence between the Parties or their Affiliates, on the one hand, and any Governmental Authority (or members of their respective staffs), on the other hand, with respect to the transactions contemplated hereby, (v) responding to and complying with, as promptly as reasonably practicable, any request for information or documentary material regarding the transactions from any relevant Governmental Authority, (vi) ensuring the prompt expiration or termination of any applicable waiting period and clearance or approval by any relevant Governmental Authority, (vii) executing and delivering any additional instruments necessary to fully carry out the purposes of this Agreement, (viii) negotiating in good faith, and in consultation with the other Party, any condition or requirement proposed or communicated any Governmental Authority and (ix)  taking, or causing to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the transactions contemplated hereby.

Section 6.4Employee Matters.

(a)As of the Closing Date, Seller shall notify each Site Employee of his/her termination from employment with the Company and shall, in accordance with the Company’s policies and applicable federal and state laws, provide all notices, compensation, and benefits owed to each Site Employee (including, for the avoidance of doubt, liabilities attributable to accrued and unused vacation, sick days and personal days and liabilities under or in relation to Seller’s or Company’s Employee Plans, if any).

(b)Buyer is under no obligation to hire any Site Employees.  In the event Buyer chooses to consider one or more Site Employees for employment, Seller agrees to provide, as may be requested  by Buyer, access to the Site Employees and copies of any and all information and documentation pertaining to the Site Employees’ employment with the Company.

(c)Seller shall indemnify the Buyer Indemnified Parties and their Representatives, and save them harmless, effective as of and from the date hereof, from and against any claims, demands, actions, causes of action, damages, losses, costs, liabilities, judgments, assessments, penalties, settlements, and expenses that the Buyer Indemnified Parties or any of their Representatives may suffer or incur, or that may be made or brought against any of them, as a result of, in respect of, or arising out of the employment of any Site Employee by the Company prior to or as of the Closing Date.

(d)Nothing contained in this Agreement shall (i) confer upon any Site Employee any right with respect to continuance of employment by the Company, Buyer or any of its Affiliates, nor shall anything herein interfere with the right of the Company, Buyer or any such Affiliate to terminate the employment of any Site Employee at any time after Closing, with or without cause, or (ii) create any third party beneficiary rights in any current or former employee, director or consultant, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any current or former employee, director or consultant by Buyer or any of its Affiliates or under any benefit plan which Seller, Buyer or any of their Affiliates may maintain.

Section 6.5Books and Records.  From and after the Closing:

(a)Subject to Section 6.7, Seller may retain a copy of any or all of the Data Site materials and other books and records relating to the Business of the Company on or before the Closing Date.

(b)Buyer shall preserve and keep a copy (which may be an electronic copy) of all books and records in Buyer’s possession relating to the Business or operations of the Company on or before the Closing Date for a period of at least seven (7) years after the Closing Date. After such seven (7)-year period, before Buyer disposes of any books and records, Buyer shall give Seller at least thirty (30) days’ prior notice to such effect, and Seller shall be given an opportunity, at Seller’s cost and expense, to remove and retain all or any part of the books and records as Seller may select.  Buyer shall make available to Seller, at Seller’s cost and expense, reasonable access to such books and records as remain in Buyer’s possession in connection with matters relating to the business or operations of the Company on or before the Closing Date.

(c)Seller shall indemnify the Buyer Indemnified Parties and their Representatives, and save them harmless, effective as and from the date hereof, from and against any claims, demands, actions, causes of action, damages, losses, costs, liabilities, or expenses that the Buyer Indemnified Parties or any of their Representatives may suffer or incur, or that may be made or brought against any of them, as a result of, in respect of, or arising out of any injury to the person or property of Seller or its Representatives as a result of, or in connection with any site visits or inspections of the assets or properties of the Company conducted under this Section 6.5.

Section 6.6Use of Names, Trademarks, Etc.

(a)From and after the Closing, except as permitted in Section 6.6(b), neither Buyer nor its Affiliates (including the Company after the Closing) will use or have any rights to any of the Retained Names and neither Buyer nor its Affiliates (including the Company after the Closing) will hold itself out as having any affiliation with Seller or any of its Affiliates.

(b)Seller hereby grants, or, as applicable, shall cause its Affiliates to grant, to the Company a non-exclusive, non-transferable license to utilize, without obligation to pay royalties to Seller or any of its Affiliates, the Retained Names in connection with stationery, supplies, labels, catalogs, vehicles, signs and products of the Company described in sections (i) through (iv) of this Section 6.6(b), subject to the terms and conditions of this Section 6.6(b) and Section 6.6(c), in each case, solely in connection with the operation of the Business and in all material respects in the same manner and to the same extent as such names, trademarks, trade names, corporate symbols or logos were used by the Company immediately prior to the Closing; provided that such use is in all material respects in accordance with the Company’ usage of such Seller trademarks prior to the Closing and such license shall cease immediately upon expiration of the periods identified below. Buyer agrees that the nature and quality of all goods and services rendered by the Company in connection with such names, trademarks, trade names, corporate symbols or logos shall be advertised, offered and provided in a manner consistent in all material respects with the nature and quality of the goods and services and the quality control standards previously associated with or used by the Company, and that the Company will use such names, trademarks, trade names, corporate symbols or logos in compliance in all material respects with all applicable laws and regulations.

(i)All stationery, business cards, outside forms such as packing lists, labels, and cartons, forms for internal use only and product literature constituting assets of the Company as of the Closing may be used for a period of ninety (90) days following the Closing or until the supply is exhausted, whichever is the first to occur.

(ii)All invoices, purchase orders and other similar documents of a transactional nature constituting assets of the Company as of the Closing may be used for a period of two (2) years following the Closing, or until the supply is exhausted, or until the Company is wound up or dissolved, whichever is the first to occur; provided, that this clause (ii) shall not permit Buyer to continue using invoices, purchase orders or other similar documents that use the name “Iberdrola”, “Iberdrola Renewables”, “Avangrid,” “Avangrid Renewables” and any corporate symbols and logos related thereto for a period longer than ninety (90) days following the Closing.

(iii)All vehicles (if any) constituting assets of the Company as of the Closing may continue to be used without remarking (except as to legally required permit numbers, license numbers, etc.) for a period of ninety (90) days following the Closing or until the date of disposition of the vehicle, whichever is the first to occur.

(iv)Within ninety (90) days following the Closing, Buyer will cause the Company to remove from display at all owned and leased facilities constituting assets of the Company all displays or signage which contain the names, trademarks or trade names “Iberdrola,” “Iberdrola Renewables,” “Avangrid,” “Avangrid Renewables” or any corporate symbol or logo related thereto.

(v)Notwithstanding any provision to the contrary in Section 6.6, until the earlier to occur of (i) the winding up and dissolution of the Company and (ii) the two (2)-year anniversary of the Closing Date, Buyer may continue to use “Enstor Energy” and “Enstor Energy Services”, for business purposes in a similar manner as used by the Company prior to Closing, with such modifications in written communications as reasonably necessary to make clear that the Company is an Affiliate of Buyer (for example, such as including the phrase “a CCI company” on Company letterhead).  In addition, Seller will coordinate prior to Closing directing Internet traffic for Persons seeking Enstor Energy using any domain names owned by Seller or its Affiliates to Buyer’s website (including www.iberdrolaens.com), and directing Internet communications through email and blogs and other social media to Buyer.  Buyer agrees that it will use its reasonable best efforts to wind up and dissolve the Company as soon as practicable following the twelve (12)-month anniversary of the Closing Date.

(c)(i)Apart from the rights granted under Section 6.6(b), neither Buyer nor any of its Affiliates (including, after the Closing Date, the Company) shall have any right, title or interest in, or to the use of, any of the Retained Names, either alone or in combination with any other word, name, symbol, device, trademarks, or any combination thereof. Buyer will not, and will cause each of its Affiliates (including the Company) not to, challenge or contest the validity of any of the Retained Names, the registration thereof or the ownership thereof by Seller. Buyer will not, and will cause each of its Affiliates (including the Company) not to, apply anywhere at any time for any registration as owner or exclusive licensee of any of the Retained Names. If, notwithstanding the foregoing, Buyer or any of its Affiliates (including the Company) develops, adopts or acquires, directly or indirectly, any right, title or interest in, or to the use of, any of the Retained Names in any jurisdiction, or any goodwill incident thereto, Buyer will, upon the request of Seller, and for a nominal consideration of one dollar, assign or cause to be assigned to Seller or any designee of Seller, all right, title and interest in, and to the use of, such Retained Names in any and all jurisdictions, together with any goodwill incident thereto.

(ii) Seller will have the right to terminate the license granted in Section 6.6(b) in the event of a material breach of Section 6.6(b) or this Section 6.6(c) by Buyer or any of its Affiliates (including the Company) that has not been cured within thirty (30) days after written notice thereof by Seller to Buyer.

Section 6.7Confidentiality.

(a)Buyer acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall remain in full force and effect until the Closing. Notwithstanding the foregoing, the Parties agree that from the Effective Date until the earlier of termination of this Agreement or the Closing Date, Buyer shall not be in breach of the last sentence of Section 8 of the Confidentiality Agreement, in each case, to the extent that it has obtained prior written approval (which may be by email) from Seller to directly or indirectly contact any Affiliate, customer, supplier, director, officer or employee of the Company in relation to the transactions contemplated by this Agreement. If the Closing occurs, the Parties agree that the Confidentiality Agreement shall terminate solely with respect to information relating to the Company.

(b)From and after the Closing Date, Seller shall, and shall cause its Affiliates and their respective Representatives to, keep confidential and not disclose any information relating to the Company (whether in the possession of Seller, its Affiliates or such Representative at the time of the Closing or subsequently obtained by Seller, any Affiliate of Seller or any such Representative from Buyer pursuant to this Agreement or the Transition Services Agreement) (collectively, “Restricted Information”), and shall not directly or indirectly use such Restricted Information for any purpose, except as and to the extent permitted by the terms of this Agreement or the Transition Services Agreement. The obligation to keep such Restricted Information confidential shall not apply to any information that: (i) at the time of disclosure to Seller, any of its Affiliates or any of their respective Representatives is in the public domain other than as a result of a breach of any obligation of confidentiality by Seller, any of its Affiliates or any of their respective Representatives; (ii) after disclosure to Seller, any of its Affiliates or any of their respective Representatives, enters the public domain other than through an unauthorized disclosure by Seller, any of its Affiliates or any of their respective Representatives; (iii) Seller, any of its Affiliates or any of their respective Representatives is required to disclose by Law, including oral questions, written interrogatories, request for information or documents, subpoena, or similar process, or the requirements of any stock exchange or other regulatory organization to which Seller, any of its Affiliates or any of their Representatives are subject; or (iv) that was independently developed by Seller, any of its Affiliates or any of their respective Representatives prior to the disclosure of such Restricted Information by the Company and without use of the Restricted Information.

Section 6.8Termination of Affiliated Party Contracts.  Except as (x) set forth on Schedule 6.8 or (y) otherwise agreed to in writing by Seller and Buyer (clauses (x) and (y), as applicable, the “Outstanding Affiliated Party Contracts”), Seller shall take (or cause to be taken) all action necessary such that all Affiliated Party Contracts terminate prior to, or simultaneously with, the Closing without any further action or liability on the part of the parties thereto or Buyer or any of its Affiliates (including the Company).  Following the Effective Date, Buyer and Seller will use reasonable best efforts to ensure that, effective as of the Closing Date, (A) Seller and its Affiliates (other than the Company), as applicable, are fully and unconditionally released from all obligations and liabilities relating to, arising under or out of, or in connection with any Support Obligations supporting any Outstanding Affiliated Party

Contracts and (B) credit support arrangements with respect to any Outstanding Affiliated Party Contracts are in effect, including, as applicable, by providing (or causing to be provided), subject to the approval of the counterparty (which approval shall not be unreasonably withheld, conditioned or delayed), a letter of credit, cash collateral or a Buyer Parent Guarantee (in substantially the form attached hereto as Exhibit F-2) (in each case, pursuant to terms and conditions as would reasonably be expected to be provided in the ordinary course in the marketplace for market participants in a similar position as Buyer or its Affiliates, as applicable; provided, however, in no event shall Buyer or its Affiliates, as applicable, be obligated to provide a Buyer Parent Guarantee for which the total liability is uncapped or unlimited or which is governed by and construed in accordance with the law of any state other than the State of New York).

Section 6.9Intercompany Debt.  All intercompany accounts, whether payables or receivables, between Seller and any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, as of the Closing shall be settled (in cash or through cash capital contributions, cash distributions or cancellations) at or prior to the Closing. Subject to the occurrence of the Closing and effective as of the Closing Date, Seller, on its behalf and on behalf of its Affiliates, knowingly, voluntarily and unconditionally releases, forever discharges (and agrees not to sue, and to cause Seller’s Affiliates not to sue) the Company or any of its officers, directors and Representative or the heirs, executors, administrators, successors or assigns of any of the foregoing, from or for any and all Actions (including with respect to intercompany accounts or other obligations) of Seller or any of Seller’s Affiliates (except for rights or obligations of Buyer arising under this Agreement) that arise out of acts, events, conditions or omissions occurring or existing prior to the Closing.

Section 6.10Replacement of Support Obligations.

(a)Following the Effective Date, Buyer will use its reasonable best efforts to ensure that:

(i) effective as of the Closing Date, Seller and its Affiliates (other than the Company), as applicable, shall be fully and unconditionally released from all obligations and liabilities relating to, arising under or out of, or in connection with the Seller LCs (which release shall be evidenced by Seller’s receipt at or prior to the Closing of the original Seller LC), and substitute arrangements with respect thereto shall be in effect, including by providing (or causing to be provided) a Buyer Parent Guarantee (in substantially the form attached hereto as Exhibit F-2), a letter of credit, or surety bond issued by or on behalf of Buyer or its Affiliates (in each case, pursuant to terms and conditions as would reasonably be expected to be provided in the ordinary course in the marketplace for market participants in a similar position as Buyer or its Affiliates, as applicable; provided, however, in no event shall Buyer or its Affiliates, as applicable, be obligated to provide a Buyer Parent Guarantee for which the total liability is uncapped or unlimited or which is governed by and construed in accordance with the law of any state other than the State of New York), and

(ii) at or as soon as possible following the Closing Date, Seller and its Affiliates (other than the Company), as applicable, shall be fully and unconditionally released from all obligations and liabilities relating to, arising under or out of, or in connection with the Specified Outstanding Support Obligations, and substitute arrangements with respect thereto shall be in effect, including by providing (or causing to be provided) to counterparties (x) (except in the case of Outstanding Affiliated Party Contracts, which are addressed under  Section 6.8) a form of release reasonably acceptable to Seller, which provides for the full and unconditional release of Seller and its Affiliates (other than Company), as applicable, from such Specified Outstanding Support Obligation, and (y) a Buyer Parent Guarantee (in substantially the form attached hereto as Exhibit F-2) issued by or on behalf of Buyer or its Affiliates (in each case, pursuant to terms and conditions as would reasonably be expected to be provided in the ordinary course in the marketplace for market participants in a similar position as Buyer or its Affiliates, as applicable; provided, however, in no event shall Buyer or its Affiliates, as applicable, be obligated to provide a Buyer Parent Guarantee for which the total liability is uncapped or unlimited or which is governed by and construed in accordance with the law of any state other than the State of New York).

Seller and Buyer shall cooperate in good faith in the development of joint communications with counterparties relating to the activities contemplated by this Section 6.10(a).

(b)To the extent Seller and its Affiliates (other than the Company), as applicable, are not fully and unconditionally released, as of the Closing Date:

(i) from any Seller LC, Buyer shall (A) provide to Seller a Buyer Letter of Credit (in substantially the form attached hereto as Exhibit G) issued by a U.S. commercial bank (or the U.S. branch of a foreign commercial bank) that has a long-term unsecured debt rating of “A-” or higher by Standard and Poor’s Corporation and “A3” or higher by Moody’s Investors Service, Inc. and Seller shall be entitled to draw, subject to the terms thereof, at any time following a draw on any Seller LC, an amount under such Buyer Letter of Credit equal to the aggregate amount of all draws on all Seller LCs (to the extent Seller and its Affiliates have not been reimbursed by Buyer under the first sentence of Section 6.10(c) and without duplication of any previous draw under such Buyer Letter of Credit), which Buyer Letter of Credit shall at all times be in an amount equal to the aggregate face amount of such Seller LCs and (B) pay to Seller, no later than the tenth (10th) day of each calendar month following the one (1) month anniversary of the Closing Date, an amount equal to (x) the aggregate daily weighted-average face amount of all Seller LCs that remain outstanding during the immediately preceding calendar month (or any portion thereof), multiplied by (y) 50 basis points per annum, provided, however, each of Buyer’s obligations set forth in subclauses (A) and (B) of this Section 6.10(b)(i) (including any obligation to maintain any such Buyer Letter of Credit) shall cease upon the acceptance by the counterparty to such applicable Seller LC of Buyer’s substitute credit support arrangement as contemplated by Section 6.10(a)(i) and delivery of reasonable evidence thereof to Seller, and

(ii) from any other Support Obligations (any such Support Obligations being referred to herein as “Outstanding Support Obligations”), Buyer shall pay Seller, no later than the tenth (10th) day of each calendar month following the one (1) month anniversary of the Closing, an amount equal to (x) the aggregate daily weighted-average Buyer Requested Amounts multiplied by (y) 50 basis points per annum.

For the avoidance of doubt, following the Closing Date, an expired or terminated Seller Guaranty shall be deemed to be an Outstanding Support Obligation to the extent that Seller or its Affiliates (other than the Company) remains liable for any payment obligation thereunder (whether such payment obligation arises before or after the expiration or termination of such Seller Guaranty).  Buyer may, in its sole discretion, request that the face amount of any Specified Outstanding Support Obligations (including any Seller Guaranties), as applicable, be reduced to an amount prescribed by Buyer (each, a “Buyer Requested Amount”); provided, that in no event shall the Buyer Requested Amount be less than the aggregate exposure then outstanding under such Specified Outstanding Support Obligations, and Seller shall use its reasonable best efforts to effectuate such request with respect to such Specified Outstanding Support Obligations.  At least three (3) Business Days prior to the Closing Date, Buyer shall deliver to Seller written notice of the Buyer Requested Amount with respect to each Specified Outstanding Support Obligation set forth on Schedule 6.10(j) as of the Closing Date.

(c)To the extent that Seller or its Affiliates is liable for any draw or demand under any Specified Outstanding Support Obligations on or after the Closing Date, Buyer shall promptly (and in any event within three (3) Business Days) after receipt from Seller of written notice of such draw or demand and reasonable supporting documentation thereof, pay to Seller an amount in cash equal to such draw or demand amount by wire transfer of immediately available funds to an account designated by Seller in writing; provided, that Buyer’s obligation under this sentence shall be reduced by the amount of any draw by Seller on a Buyer Letter of Credit as the result of such draw or demand under any Specified Outstanding Support Obligations.  Without limiting Buyer’s obligations under Section 6.10(a) or Section 6.10(b):

(i) at the Closing, Buyer shall cause to be executed and delivered to Seller a Buyer Parent Guarantee (in substantially the form attached hereto as Exhibit F-1) guaranteeing Buyer’s obligations under the first sentence of this Section 6.10(c), which shall be in an amount (x) at the Closing, equal to the aggregate face amount of all Specified Outstanding Support Obligations (determined based on the maximum credit support provided under such Specified Outstanding Support Obligations), and (y) following the Closing, at all times equal to the aggregate face amount of all Specified Outstanding Support Obligations (determined based on the maximum credit support provided under such Specified Outstanding Support Obligations) less the face amount of any Buyer Letter of Credit contemplated by Section 6.10(d), and

(ii) on or before the six (6)-month anniversary of the Closing Date (the “Trading Cut-Off Date”), Buyer shall provide to Seller a Buyer Letter of Credit (in substantially the form attached hereto as Exhibit G) issued by a U.S. commercial bank (or the U.S. branch of a foreign commercial bank) that has a long-term unsecured debt rating of “A-” or higher by Standard and Poor’s Corporation and “A3” or higher by Moody’s Investors Service, Inc. and Seller shall be entitled to draw, subject to the terms thereof, at any time following a draw or demand on any Specified Outstanding Support Obligation after the Trading Cut-Off Date, an amount under such Buyer Letter of Credit equal to the aggregate amount for which Seller and its Affiliates is liable for such draw or demand on any Specified Outstanding Support Obligation after the Trading Cut-Off Date (to the extent Seller and its Affiliates have not been reimbursed by Buyer under the first sentence of this Section 6.10(c) and without duplication of any previous draw under such Buyer Letter of Credit), which Buyer Letter of Credit at all times shall be in an amount equal to the Buyer Requested Amounts.

(d)To the extent Buyer or its Affiliates (including the Company) has executed any trade or transaction after the Closing that results in any obligation or liability covered by (i) any Specified Outstanding Support Obligations in an amount in excess of the Buyer Requested Amount or (ii) any Outstanding Support Obligation that is not a Specified Outstanding Support Obligation (the aggregate amount of such excess obligations and liabilities under subclauses (i) and (ii), the “Credit Exposure Excess”), (A) to the extent that Seller or any of its Affiliates is liable for any draw or demand thereunder on or after the Closing Date, Buyer shall promptly (and in any event within three (3) Business Days) after receipt from Seller of written notice of such draw or demand and reasonable supporting documentation thereof, pay to Seller an amount in cash equal to such draw or demand amount by wire transfer of immediately available funds to an account designated by Seller in writing; provided that Buyer’s obligation under this sentence shall be reduced by the amount of any draw by Seller on a Buyer Letter of Credit issued under this Section 6.10(d) as a result of such draw or demand, and (B) Buyer shall provide to Seller as soon as practicable (but in no event more than two (2) Business Days) following such trade or transaction a Buyer Letter of Credit (in substantially the form attached hereto as Exhibit G) issued by a U.S. commercial bank (or the U.S. branch of a foreign commercial bank) that has a long-term unsecured debt rating of “A-” or higher by Standard and Poor’s Corporation and “A3” or higher by Moody’s Investors Service, Inc. and Seller shall be entitled to draw, subject to the terms thereof, at any time following a draw or demand under (x) any Specified Outstanding Support Obligations in an amount in excess of the Buyer Requested Amount or (y) any Outstanding Support Obligation that is not a Specified Outstanding Support Obligation, an amount under such Buyer Letter of Credit equal to the Credit Exposure Excess (to the extent Seller and its Affiliates have not been reimbursed by Buyer under the first sentence of Section 6.10(c) and without duplication of any previous draw under such Buyer Letter of Credit), which Buyer Letter of Credit shall at all times be in an amount equal to the Credit Exposure Excess.  With respect to any Buyer Letter of Credit issued pursuant to Section 6.10, Buyer and Seller shall cooperate in good faith to notify and instruct the applicable issuing bank of such Buyer Letter of Credit to amend or modify the amount by which Seller may make a draw or demand thereunder to an amount at all times equal to (A) in the case of Section 6.10(b)(i), the aggregate face amount of any Seller LCs, (B) in the case of Section 6.10(c)(ii), the Buyer Requested Amounts, and (C) in the case of Section 6.10(d), the Credit Exposure Excess.

(e)Without limiting Seller’s obligations under Section 6.10(a), following the Effective Date:

(i) Seller shall, and shall cause its Affiliates to, maintain, renew, extend, or replace, as applicable, through the Trading Cut-Off Date any Specified Outstanding Support Obligations (in each case, on terms and conditions substantially similar

(including the maximum credit exposure thereunder) to those existing as of the Effective Date); provided, however, in no event shall the amount of such Specified Outstanding Support Obligations (as renewed, extended or replaced, as applicable) be less than the Buyer Requested Amounts; provided, further, Seller shall be under no obligation to, or to cause its Affiliates to, maintain, renew, extend, or replace such Specified Outstanding Support Obligations, as applicable, after the Trading Cut-Off Date, and

(ii) Seller shall reasonably cooperate with Buyer to enable Buyer to satisfy its obligations under Section 6.10(a).

For the avoidance of doubt, Seller and its Affiliates shall not have any obligation to renew, extend or replace any Support Obligations (including any Seller Guaranties) that expire or terminate after the Trading Cut-Off Date.

(f)With respect to any Material Contract that is supported by:

(i)a Specified Outstanding Support Obligation, from the Closing through the Trading Cut-Off Date, Seller shall (and shall cause its Affiliates to) permit the Company to incur additional obligations and liabilities under such Material Contract;

(ii)an Outstanding Support Obligation that is not a Specified Outstanding Support Obligation, after the Closing, Buyer agrees that it will not, and will cause the Company not to, incur any obligations or liabilities under such Material Contract until earlier to occur of (A) the termination or expiration of any such Outstanding Support Obligation and (B) the effective date of an amendment to such Material Contract or Buyer’s substitute credit support arrangements with respect thereto, in each case, that results in such Outstanding Support Obligation no longer being a Support Obligation with respect to any obligations or liabilities under such Material Contract; and

(iii)an Outstanding Support Obligation, after the Trading Cut-Off Date, Buyer agrees that it will not, and will cause the Company not to, incur additional obligations or liabilities under such Material Contract until the earlier to occur of (A) the termination or expiration of any such Support Obligation and (B) the effective date of an amendment to such Material Contract or Buyer’s substitute credit support arrangements with respect thereto, in each case, that results in such Outstanding Support Obligation no longer being a Support Obligation with respect to any obligations or liabilities under such Material Contract.

(g)Except with respect to Specified Outstanding Support Obligations, at and after the Closing, Seller and its Affiliates shall have the right in their sole discretion to terminate, cancel, or otherwise withdraw all or any portion of any Outstanding Support Obligations at any time (and shall have the right to seek consent to such termination, cancellation or withdrawal directly from the beneficiary of such Outstanding Support Obligations); provided, however, Seller and its Affiliates shall have the right in their sole discretion to terminate, cancel, or otherwise withdraw all or any portion of any such Outstanding Support Obligations on or after the earlier to occur of (A) the date that Buyer notifies Seller in writing (or the Buyer Credit Support Manager notifies the Seller Credit Support Manager in writing) that such Outstanding Support Obligation no longer constitutes an Outstanding Support Obligation, (B) the effective date of Buyer’s substitute arrangements with respect thereto pursuant to Section 6.10(a) or (C) the twelve (12) month anniversary of the Closing Date.

(h)So long as any Specified Outstanding Support Obligations remain outstanding, Buyer shall (i) promptly notify Seller upon replacement of any Specified Outstanding Support Obligation, (ii) promptly provide any release documents obtained from counterparties, and (iii) provide to Seller not less than weekly a report describing the status of Buyer’s replacement of Specified Outstanding Support Obligations.  So long as any Outstanding Support Obligations remain outstanding, Buyer shall provide to Seller not less than weekly a report describing, in reasonable detail, the aggregate credit exposure under such Outstanding Support Obligations (and related trade data regarding trade date, delivery date, volume and price) as the result of trades executed, confirmed, or conducted after the Closing Date that are supported by such Outstanding Support Obligations.

(i)In the event that following the date hereof Seller or any of its Affiliates (other than the Company) is obligated to provide any guarantees, letters of credit, bonds, and other credit assurances of a comparable nature for the benefit of the Company not listed as Specified Outstanding Support Obligations on Schedule 6.10(j) as of the Effective Date (“Additional Support Obligations”), Seller shall promptly provide Buyer with notice thereof and shall consult with Buyer in good faith and mutually agree upon the terms and conditions thereof; provided, that the foregoing obligations shall not apply to (x) ordinary course margining or clearing relating to activities authorized under Section 6.1 and (y) in the event of any increase in an index price and solely to the extent required under the terms and conditions of any Material Contact supported by Support Obligations, posting of additional collateral with respect to such Support Obligations.  Such Additional Support Obligations shall be deemed Support Obligations for all purposes hereunder.  Seller shall provide to Buyer not less than weekly a report describing in reasonable detail any Additional Support Obligations issued under this Section 6.10(i).

(j)Schedule 6.10(j) (which has been mutually agreed by Buyer and Seller) sets forth the Specified Outstanding Support Obligations as of the close of business on the Business Day immediately preceding the Effective Date.  At least two (2) Business Days prior to the Closing Date, Buyer and Seller shall mutually agree on an updated Schedule 6.10(j) that takes into consideration (x) any reductions or additions to the Specified Outstanding Support Obligations between the Effective Date and the Closing Date (including any Specified Outstanding Support Obligations under clause (ii) of the definition thereof, as determined by Buyer in its sole discretion), and (y) any Additional Support Obligations permitted under Section 6.10(i) that satisfy clause (i) of the definition of Specified Outstanding Support Obligations or that Buyer determines in its sole discretion constitute Specified Outstanding Support Obligations.

(k)Buyer and Seller shall each appoint one or more credit support managers (the “Credit Support Managers”) who will (i) have responsibility for performing, coordinating and facilitating (on behalf of the Party that appointed such Credit Support Manager) the Parties’ respective obligations under this Section 6.10 and (ii) serve as such Party’s primary liaison with the other Party’s Credit Support Manager.  The Credit Support Managers shall initially be the individuals set forth on Schedule 6.10(k). The Credit Support Managers will make themselves available to meet (by telephone) at such times as determined by such Credit Support Managers to discuss the matters described in this Section 6.10, but in no event less often than once per week prior to the Closing Date and in no event less often than once per month thereafter.  Each Party may from time to time change its Credit Support Manager by providing written notice thereof to the other Party.

Section 6.11Insurance.  Buyer shall be solely responsible for providing insurance to the Company for any event or occurrence after the Closing.  Seller shall maintain, or cause to be maintained, in full force and effect the Insurance Policies until the Closing, except for renewals or expirations thereof in the ordinary course of business, consistent with past practice. If any claims are (or have been) made or losses are suffered by the Company prior to the Closing Date or after the Closing Date for actions occurring prior to the Closing Date, then such claims, or claims associated with such losses, may be made against any applicable Insurance Policies that are occurrence-based policies, and Seller shall use its commercially reasonable efforts to ensure that after the Closing Date that Buyer can file, provide notice and otherwise continue to pursue such claims and recover proceeds under the terms of such Insurance Policies, and Seller agrees to otherwise cooperate with Buyer and the Company after the Closing Date to make the benefits of such Insurance Policies available to the Company, at the sole expense of Buyer or its Affiliates.  Notwithstanding the foregoing, from and after the Closing Date, the Company shall cease to be insured by Seller’s or its Affiliates’ (other than the Company’s) Insurance Policies or by any of their self-insured programs, and all deductibles or retentions under any Insurance Policies with respect to claims made or losses suffered by the Company shall be borne solely by the Company.

Section 6.12Director and Officer Indemnification.

(a)From and after the Closing, Buyer shall cause the Company to indemnify and hold harmless each present and former director, manager and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company would have been permitted under applicable Law and its Organizational Documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Law); provided that Buyer’s obligations under this Section 6.12(a) shall not exceed (and shall be subject to any limitations applicable to) the corresponding obligations of the Company under the Company’s Organizational Documents in effect on the date hereof.  Without limiting the foregoing, Buyer shall cause the Company (i) to maintain for a period of not less than six (6) years from the Closing, provisions in its Organizational Documents concerning the indemnification and exculpation (including relating to expense advancement) of the Company’s former and current directors, managers and officers that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)Notwithstanding anything contained in this Agreement to the contrary, this Section 6.12 shall survive the Closing. In the event that Buyer or the Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Buyer shall use commercially best efforts to ensure that the successors and assigns of Buyer or the Company, as the case may be, shall succeed to the obligations set forth in this Section 6.12.

Section 6.13Settlements. Seller and Buyer shall reasonably cooperate to deliver notice to all counterparties to the Material Contracts directing such counterparties to make all payments from and after the Closing Date to accounts established by the Company or Buyer (rather than accounts held by Seller or its Affiliates (other than the Company)).

Section 6.14Financing.  Subject to Section 6.2 and Section 6.7, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, use commercially reasonable efforts to cooperate with Buyer, at Buyer’s sole cost and expense, in connection with the arrangement of any financing in connection with the transactions contemplated by this Agreement as may be reasonably requested by Buyer, including (a) assisting Buyer and its Representatives in preparing any materials for presentations to prospective financing sources and in obtaining any consents to assignment, (b) furnishing information for the preparation of financial statements, pro forma statements and other financial data, and borrowing base reports under the existing credit facility of an Affiliate of Buyer, (c) reasonably cooperating with prospective financing sources in performing their due diligence, and (d) negotiating account control agreements; provided, that in no event shall Buyer or its representatives (including financing sources) contact any of the Company’s employees, vendors, customers or suppliers without receiving prior written authorization from Seller. Notwithstanding the foregoing, Buyer agrees that (i) this Section 6.14 will not require Seller, the Company or any of their respective Affiliates to agree to any contractual obligation relating to such financing that is not conditioned upon the Closing and that does not terminate without liability to Seller, the Company or any of their respective Affiliates upon the termination of this Agreement in accordance with its terms; (ii) on the Closing Date or following the termination of this Agreement, Buyer shall promptly reimburse Seller for all reasonable documented out-of-pocket third party costs incurred by Seller and its Affiliates (including, in the event of a termination, the Company) in connection with such cooperation; and (iii) Buyer shall indemnify and hold harmless the Seller, its Affiliates (including, in the event of termination, the Company) and their respective directors, officers, employees and agents from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of such financing or any assistance or activities provided in connection therewith (other than arising from fraud or willful misconduct by or on behalf of Seller or its Affiliates). Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that obtaining such financing is not a condition precedent to any of the Parties obligations under this Agreement and that a breach of this Section 6.14 shall not result in the failure of a condition precedent to Buyer’s obligations under Section 8.1.  Buyer shall use reasonable best efforts to do, or cause to be done, all things that are within the Buyer’s or any of its Affiliates’ control necessary to arrange the financing contemplated by this Section 6.14 as promptly as practicable following the date of this Agreement and to consummate such financing on or prior to the Closing Date.

Section 6.15IT Migration.

(a)As promptly as reasonably practicable following the Effective Date (and in any event prior to Closing), Buyer and Seller shall cooperate in good faith to develop an information technology migration plan (the “Day One Plan”) for the operation, beginning on the Closing Date, of the information technology systems of the Business (including with respect to the provision of Transition Services (as defined in the Transition Services Agreement) pursuant to the Transition Services Agreement).  The Parties agree that the intended purpose of the Day One Plan is, to the extent reasonably practicable, to minimize disruption to, and ensure continuity of, the information technology systems of the Business. Buyer and Seller shall use commercially reasonable efforts to take such actions mutually agreed to in writing by Buyer and Seller to accomplish the intended purpose of the Day One Plan and each of Buyer and Seller will pay its own costs and expenses in connection with the Day One Plan.

(b)During the period between the Effective Date and the Closing Date, Seller shall deliver to Buyer weekly and, beginning fifteen days prior to the anticipated Closing Date, once per Business Day the data detail, feeds and extract files set forth on Schedule 6.15(b), including any passwords or other keys, if any, to enable use of such data detail, feeds and extract files (as the same may be updated from time to time by mutual agreement in writing by Buyer and Seller) (collectively, the “IT Migration Deliverables”) (it  being understood that  such  data feeds and extracts may continue to be updated and modified as part of testing until the Closing Date).  The IT Migration Deliverables shall be delivered to Buyer in the form and format specified on Schedule 6.15(b) (or, if no such form and format is specified, in a form and format mutually agreed in writing by Buyer and Seller).   Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that the IT Migration Deliverables are being provided prior to the Closing Date solely for implementation and testing purposes with Buyer’s information technology systems and shall not be incorporated or implemented into Buyer’s production environment prior to the Closing Date without Seller’s prior written consent (which shall not be unreasonably withheld or delayed). Subject to compliance with any legal and regulatory requirements, security and risk concerns and obtaining any required third party consents, Buyer and Seller shall work together in good faith to provide Buyer with access to, and delivery of, market data and reference data related to market data (including any reference data that ties counterparty names to accounts, positions and transactions) included in the IT Migration Deliverables prior to the Closing Date; provided that, such market data and reference data shall be (i) deemed Restricted Information of Seller and subject to the Confidentiality Agreement, (ii) accessible only to Buyer’s information technology and senior management team responsible for implementing and testing the IT Migration Deliverables, and (iii) segregated by Buyer from any other data or information contained within Buyer’s information technology systems.

(c)In addition, for purposes of facilitating testing and post-Closing integration of Trade Data with Buyer’s systems, between the Effective Date and the Closing Date, Seller shall provide Buyer with Trade Data, to the extent applicable, with respect to all trading obligations under each Derivative Contract, as applicable (the “Trade Data Extract”), (x) commencing on the Effective Date and continuing each seventh (7th) day thereafter, once per week, and (y) beginning fifteen (15) days prior to the Closing Date, once per Business Day; in each case under clauses (x) and (y), setting forth the Trade Data as of the close of business on the Business Day immediately preceding the date it is delivered to Buyer pursuant to this Section 6.15(c).  At or prior to the Closing, Seller shall provide Buyer with an electronic file containing an updated Schedule 4.26 setting forth the Trade Data Extract as of the close of business on the Business Day immediately preceding the Closing Date. At Closing, Seller shall provide Buyer with a Trade Data Extract as of 12:01 a.m. New York City time on the Closing Date.

Section 6.16Bank Accounts.  For those bank accounts, safety deposit boxes and lock boxes set forth on Schedule 4.19, Seller shall cooperate and provide assistance as may be requested by Buyer, for the removal of the current signatories and delivering any additional documentation as may be required with respect to those accounts listed on Schedule 4.19.

Section 6.17Notice of Certain Events.  During the period after the Effective Date and prior to the Closing, Seller shall promptly notify Buyer in writing of any circumstance, change, event or effect that, to Seller’s Knowledge, the existence or occurrence of which is a Material Adverse Effect. Buyer’s receipt of information pursuant to this Section 6.17 will not operate as a waiver or otherwise affect any representation, warranty or covenant given or made by Seller in this Agreement and will not be deemed to amend or supplement the Disclosure Schedule.

Section 6.18Gas Inventory Update. At or prior to Closing, Seller shall provide Buyer with an updated Schedule 4.23 setting forth an accurate and complete list of the natural gas (measured on an MMBtu basis) described in the first sentence of Section 4.23 as of the close of business on the Business Day immediately preceding the Closing Date.  Seller shall provide Buyer with a PAL Inventory Certificate (x) at or prior to the Effective Date, setting forth the total MMBtus of natural gas held in inventory for the account of the Company with respect to all natural gas inventory described in Section 4.23(ii) as of 12:01 a.m. New York City time on the Effective Date, and (y) at or prior to Closing, setting forth the total MMBtus of natural gas held in inventory for the account of the Company with respect to all natural gas inventory described in Section 4.23(ii) as of 12:01 a.m. New York City time on the Closing Date.

Section 6.19Exclusivity. Except with respect to this Agreement and the transactions contemplated hereby, Seller shall not, and shall cause its Affiliates and its and their respective Representatives (including any investment banking, legal or accounting firm retained by any of the foregoing) not to: (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any equity interests of, Seller or the Company (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any Person relating to a Proposal; or (c) enter into a Contract with any Person relating to a Proposal. The obligations set forth in this Section 6.18 shall expire upon the earlier of (y) the termination of this Agreement and (z) the Closing Date.

Section 6.20R&W Insurance Policy.  Buyer has obtained a “buyer’s form” conditional binder to the R&W Insurance Policy with the R&W Insurance Provider, and Buyer has provided a true and correct copy of such binder to the Seller prior to the date hereof, in the form attached hereto as Schedule 6.20.  At or in connection with Closing, (i) Seller shall deliver to Buyer a copy of a CD or DVD-ROM containing a true, complete and correct copy of the Data Site and (ii) Buyer shall deliver to Seller a true and correct copy of the bound R&W Insurance Policy in effect at Closing.

Article VII.

TAX MATTERS

Section 7.1Intended Tax Treatment; Purchase Price Allocation.  Buyer and Seller shall, for federal income Tax purposes (and any applicable provision of state or local income Tax purposes), treat the purchase of the Interests as a purchase of the Company’s assets and an assumption of the Company’s liabilities. Buyer shall prepare and deliver to Seller a draft of a statement setting forth a proposed allocation (the “Allocation”) of the Purchase Price as adjusted pursuant to Section 2.4 (as well as liabilities assumed or deemed assumed for U.S. federal income tax purposes, to the extent relevant) among the various assets of the Company in a manner consistent with Section 1060 of the Code, and the Treasury Regulations promulgated thereunder (and any similar provision of state or local Law, as appropriate), together with reasonable supporting information and calculations within sixty (60) days after the determination of the final Purchase Price pursuant to Section 2.4.  Seller shall inform Buyer in writing within forty-five (45) days of the receipt of such draft of any objection by Seller to the Allocation. To the extent that any such objection is received, Buyer and Seller shall attempt in good faith to resolve any dispute within fifteen (15) days following the receipt of such objection but shall have no obligation to resolve any disagreement.  If Seller does not timely object to the Allocation, or upon resolution of the disputed items by Buyer and Seller, the Allocation shall become the “Final Allocation.” If Buyer and Seller cannot resolve any disputed item, the item in question shall be resolved by the Accountants. Buyer and Seller shall act in good faith to cause the Accountants to deliver the Final Allocation within thirty (30) days after such submission, and the fees and expenses of the Accountants shall be borne equally by Buyer and Seller. Any Allocation delivered by the Accountants shall be the Final Allocation. Buyer and Seller shall (i) be bound by the Final Allocation for purposes of determining any Taxes and (ii) prepare and file all Tax Returns in a manner consistent with the Final Allocation and otherwise take no position (and cause its Affiliates to take no position) inconsistent with the Final Allocation, unless required by applicable Law; provided, however, that nothing in this Section 7.1 shall prohibit any Party (or any of its respective Affiliates) from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Final Allocation and the Parties (and any of their respective Affiliates) shall not be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Final Allocation and (y) the Final Allocation shall be adjusted as mutually agreed by Buyer and Seller to account for any adjustments to the Purchase Price pursuant to Section 9.9.

Section 7.2Responsibility for Filing Tax Returns and Paying Taxes.

(a)Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed (and withhold, or cause to be withheld, all amounts required to be withheld) by or with respect to the Company for each Pre-Closing Tax Period. Seller shall pay, or cause to be paid, all Taxes due with respect to each Pre-Closing Tax Period with respect to the Company, including, but not limited to, the assessed but protested Taxes by Harrison County, Texas if the same become due and payable.

(b)Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by or with respect to the Company for each Tax period ending after the Closing Date (other than a Straddle Period). Buyer shall pay, or cause to be paid, all Taxes shown as due with respect to each Tax period ending after the Closing Date (other than with respect to a Straddle Period) with respect to the Company.  Seller shall not be liable for or pay for any Taxes with regards to Section 4.7 that are imposed on Seller, any Affiliate of Seller, or the Company as result of actions taken or elections made by Buyer, any Buyer Affiliate, or the Company after the Closing that are outside the ordinary course of business.

(c)Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to any Straddle Period by or with respect to the Company. Seller shall be liable for the payment of Taxes relating to that portion of any Straddle Period ending on the Closing Date and Buyer shall be liable for the payment of Taxes relating to that portion of any Straddle Period starting after the Closing Date. For this purpose, Taxes for a Straddle Period shall be apportioned as follows: Property Taxes shall be apportioned on a ratable daily basis based on the current year’s Taxes. All Income Taxes (however denominated and whether assessed on a consolidated or combined Tax Return), sale and use Taxes, employment Taxes, withholding Taxes and value added Taxes, shall be apportioned based on an interim closing of the books of the Company as of the end of the Closing Date. Seller will pay directly to Buyer, within thirty (30) days of request of such payment but not earlier than five (5) days before the due date for filing a Straddle Period Tax Return, its share of Taxes to which any such Straddle Period Tax Return relates.

(d)Unless Buyer and Seller otherwise agree in writing, all Tax Returns (excluding all Group Tax Returns), including amendments thereto, in respect of the Company for Pre-Closing Tax Periods that are filed after the Closing Date and for any Straddle Period, in the absence of a change in or conflict with controlling Law, shall be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent Tax periods for which Tax Returns involving similar matters have been filed. Buyer or Seller, as the case may be, shall provide the other Party with a draft of any Pre-Closing Tax Period or Straddle Period Tax Return (excluding all Group Tax Returns) no less than thirty (30) days prior to the due date for filing such Tax Return and such Party shall provide Buyer or Seller, as the case may be, with its comments (if any) to the draft Tax Return within fifteen (15) days of receipt of such draft Tax Return, which comments shall be taken into account in good faith, and such Tax Returns shall not be filed without the written consent of the other Party, not be unreasonably withheld, conditioned or delayed. Seller shall not file an amended Tax Return (excluding all Group Tax Returns) after the Closing Date with respect to the Company for any Pre-Closing Tax Period without the written consent of Buyer, not to be unreasonably withheld, conditioned or delayed. Unless otherwise required by applicable Law, Buyer shall not file, and shall not cause the Company to file, an amended Tax Return with respect to the Company for any Pre-Closing Tax Period or for a Straddle Period without the written consent of Seller, not to be unreasonably withheld, conditioned or delayed.

Section 7.3Responsibility for Tax Audits and Contests.

(a)With respect to any audit or contest relating to Taxes or Tax Returns in respect of the Company for any Pre-Closing Tax Period, Seller will control all proceedings, may make all decisions (including selection of counsel) and, without limiting the foregoing, may in its sole discretion, pursue or forgo any and all administrative appeals, proceedings, hearing and conferences with any Governmental Authority taken in connection thereof.

(b)With respect to any audit or contest relating to Taxes or Tax Returns in respect of the Company for any Tax period ending after the Closing Date (other than a Straddle Period), Buyer will control all proceedings, may make all decisions (including selection of counsel) and, without limiting the foregoing, may in its sole discretion, pursue or forgo any and all administrative appeals, proceedings, hearing and conferences with any Governmental Authority taken in connection thereof.

(c)Seller and Buyer shall jointly control any audit, contest or proceeding with respect to the Taxes or Tax Returns in respect of the Company for any Straddle Period; provided, however, that Buyer will have the ultimate authority to determine settlement terms or any other resolution of such matter.

(d)Notwithstanding any other provision of this Agreement, neither Buyer nor Seller shall settle any audit or contest in a way that would adversely affect the other Party in any material respect, without the other Party’s written consent, not to be unreasonably withheld.

(e)In the event of any conflict or overlap between the provisions of this Section 7.3 and Article IX, the provisions of this Section 7.3 shall control.

Section 7.4Mutual Cooperation.

(a)Each Party agrees to provide the other Party (and Buyer shall cause the Company to provide Seller) with such cooperation and information as may reasonably be requested by Seller or Buyer (including Form 2848 solely for purposes of clause (ii) or (iii) of this Section 7.4(a)), as the case may be, in connection with (i) the preparation or filing of any Tax Return not inconsistent with this Agreement, (ii) pursuing Tax refund claims, (iii) the conduct of any audit, contest or other examination by any Taxing authority or judicial or administrative proceedings in respect to Taxes or Tax Returns, or (iv) otherwise carrying out the provisions of this Agreement.

(b)To the extent necessary to carry out the purpose of this Agreement and subject to the other provisions of this Agreement, such cooperation and information shall also include promptly forwarding copies of appropriate notices and forms or other communication received from or sent to any Governmental Authority which relate to Tax Returns or Taxes of the Company for any Pre-Closing Tax Period or any Straddle Period and providing copies of all relevant Tax Returns for any Pre-Closing Tax Period or any Straddle Period, together with accompanying schedules and related workpapers, and documents relating to ruling and other determinations relating to Taxes or Tax Returns by Governmental Authorities, including without limitation, foreign Governmental Authorities, which either Party may possess.

(c)Without limiting the generality of the foregoing, Buyer shall retain, and shall cause the Company, to retain, and Seller shall retain, for a period of seven (7) years following the Closing Date, for the Company copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such Tax Returns for all Pre-Closing Tax Periods and for any Straddle Period and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

Section 7.5Tax Refunds.  Seller shall be entitled to any refund of Taxes paid with respect to any Pre-Closing Tax Period. Buyer shall be entitled to any refund of Taxes paid with respect to any Tax period ending after the Closing Date (other than a Straddle Period). Tax refunds for any Straddle Period shall be apportioned based on the Taxes that were paid by or on behalf of Buyer and Seller in accordance with Section 7.2(c) above. If a Party receives a Tax refund to which the other Party is entitled pursuant to this Section 7.5, the Party receiving the Tax refund shall pay it to the Party entitled to the Tax refund within ten (10) Business Days after receipt thereof.

Section 7.6Transfer Taxes.  All excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, levies, assessments, customs, duties, imposts, charges or fees, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the transactions arising under this Agreement (the “Transfer Taxes”) shall be borne equally by Buyer and Seller. Buyer shall prepare and timely file, or will cause to be prepared and timely filed, all Tax Returns or other documentation relating to the Transfer Taxes; provided, however, that to the extent required by applicable Law, Seller will join the execution of any such Tax Returns or other documents relating to the Transfer Taxes, in which case, Buyer shall provide Seller with copies of each such Tax Return or other document at least fifteen (15) days prior to the date on which such Tax Return or other document is required to be filed. Seller shall pay to Buyer or any of Buyer’s Affiliates, as applicable, the amounts shown as due on such Tax Return no later than five (5) days after Buyer has provided a copy of such Tax Return to Seller.

Section 7.7Tax Sharing Agreements.  Seller shall cause any Tax Sharing Agreement between Seller or any Affiliate of Seller other than the Company, on the one hand, and the Company, on the other hand, to be terminated with respect to the Company prior to the Closing Date. After the Closing Date, the Company shall not have any rights or obligations under any such terminated Tax Sharing Agreement.

Section 7.8Upstream Distribution.  Seller is responsible for, and shall pay, the Upstream Distribution Taxes to the appropriate Governmental Authority when due.

Article VIII.

CONDITIONS TO CLOSING

Section 8.1Conditions to Obligations of Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:

(a)Representations, Warranties and Covenants of Seller.

(i)(A) Each of the representations and warranties set forth in Section 3.1 (Organization of Seller), Section 3.2 (Authorization; Enforceability), Section 3.3(b) (No Conflict; Consents), Section 3.4 (Ownership of Interests), Section 4.1 (Organization of the Company), Section 4.2(b) (No Conflict; Consents), Section 4.3 (Capitalization) and Section 4.22 (Brokers’ Fees) shall be true and correct in all respects as of the date of this

Agreement and as of the Closing Date, as if made at and as of the Closing Date (except to the extent such representations and warranties are by their express terms made as of an earlier date, in which case, such representations and warranties shall be true and correct as of such date) and (B) each of the other representations and warranties set forth in Article III and Article IV shall be true and correct in all respects (without regard to materiality qualifiers, including Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date (except to the extent such representations and warranties are by their express terms made as of an earlier date, in which case, such representations and warranties shall be true and correct as of such date), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)Seller shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Seller at or before the Closing; and

(iii)Seller shall have delivered to Buyer a certificate (the “Seller Closing Certificate”), dated the Closing Date, signed by an authorized executive officer of Seller, certifying that the conditions specified in this Section 8.1(a) have been fulfilled.

(b)No Injunction, Etc. No applicable Law and no Order shall be in effect that prohibits or restricts the consummation of the Closing.

(c)No Action. No Action by any Governmental Authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted and be pending.

(d)Deliveries. Seller shall have delivered to Buyer the items required by Section 2.6 of this Agreement.

Section 8.2Conditions to the Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:

(a)Representations, Warranties and Covenants of Buyer.

(i)(A) Each of the representations and warranties set forth in Section 5.1 (Organization of Buyer), Section 5.2 (Authorization; Enforceability), Section 5.3(b) (No Conflict; Consents) and Section 5.5 (Brokers’ Fees) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date (except to the extent such representations and warranties are by their express terms made as of an earlier date, in which case, such representations and warranties shall be true and correct as of such date) and (B) each of the other representations and warranties set forth in Article V shall be true and correct in all respects (without regard to materiality qualifiers, including Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made at and as of the Closing Date (except to the extent such representations and warranties are by their express terms made as of an earlier date, in which case, such representations and warranties shall be true and correct as of such date), except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to perform its material obligations under this Agreement or to consummate the transactions contemplated hereby;

(ii)Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer at or before the Closing; and

(iii)Buyer shall have delivered to Seller a certificate (the “Buyer Closing Certificate”), dated the Closing Date, signed by an authorized executive officer of Buyer certifying that the conditions specified in this Section 8.2(a) have been fulfilled.

(b)No Injunction, Etc. No applicable Law and no Order shall be in effect that prohibits or restricts the consummation of the Closing.

(c)No Action. No Action by any Governmental Authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted and be pending.

(d)Deliveries. Buyer shall have delivered to Buyer the items required by Section 2.7 of this Agreement.

Article IX.

INDEMNIFICATION

Section 9.1Survival.

(a)Each and every representation and warranty of Seller or Buyer contained in Article III, Article IV and Article V and in any closing certificate or other instrument or agreement delivered by any Party pursuant to this Agreement will survive the Closing Date until (and will expire and be of no further force or effect after) the date that is eighteen (18) months after the Closing Date; provided, however, that (i) the representations and warranties contained in Section 3.1 (Organization of Seller), Section 3.2 (Authorization; Enforceability), Section 3.3(b) (No Conflict; Consents), Section 3.4 (Ownership of Interests), Section 4.1 (Organization of the Company), Section 4.2(b) (No Conflict; Consents), Section 4.3 (Capitalization), Section 4.22 (Brokers’ Fees), Section 5.1 (Organization of Buyer), Section 5.2 (Authorization, Enforceability), Section 5.3(b) (No Conflict; Consents) and Section 5.5 (Brokers’ Fees) (collectively, the “Fundamental Representations”) will survive indefinitely, (ii) the representations and warranties contained in Section 4.7 (Taxes) shall survive until the date that is ninety (90) days following expiration of the applicable statute of limitations (including any extensions thereof), (iii) the representations and warranties in Section 4.11 (Environmental Matters) shall survive until the date that is five (5) years after the Closing Date and (iv) the representations and warranties in Section 4.26 (Trade Data) shall survive until the date that is one (1) year after the Closing Date.

(b)The obligations of each Party to indemnify, defend and hold harmless the applicable Persons (i) pursuant to Section 9.2(a)(i) and Section 9.2(b)(i) will terminate when the applicable representation or warranty expires pursuant to Section 9.1(a), (ii) pursuant to Section 9.2(a)(ii) and Section 9.2(b)(ii) will terminate upon the expiration of all applicable statutes of limitations (giving effect to any extensions thereof), and (iii) pursuant to Section 9.2(a)(iii) will terminate upon the date that is ninety (90) days following expiration of all applicable statutes of limitations (giving effect to any extensions thereof); provided, however, that as to clauses (i) and (ii) above, such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

Section 9.2Indemnification.

(a)Seller shall indemnify, defend and hold harmless Buyer, Buyer’s Representatives and Affiliates (including, following the Closing, the Company) and each of their officers, members, directors and employees (collectively, the “Buyer Indemnified Parties”) against any and all Actions, losses, penalties, liabilities, damages, obligations, payments, costs and expenses (including the penalties, costs and expenses of any and all Actions, assessments, judgments and settlements relating thereto and reasonable attorneys’ and consultants’ fees and reasonable disbursements in connection therewith) (collectively, “Losses”) that any Buyer Indemnified Party shall suffer as a result of, relating to or arising out of:

(i)any inaccuracy in or breach of any representation or warranty made by Seller in Article III or Article IV of this Agreement or contained in any certificate delivered in connection herewith; and

(ii)the breach of any covenant or agreement made, or to be performed by, Seller pursuant to this Agreement.

(b)Buyer shall indemnify, defend and hold harmless Seller, Seller’s Representatives and Affiliates and each of their respective officers, members, managers, directors and employees (collectively, the “Seller Indemnified Parties”) against any and all Losses incurred or suffered as a result of, relating to or arising out of:

(i)any inaccuracy in or breach of any representation or warranty made by Buyer in Article V of this Agreement or contained in any certificate delivered in connection herewith;

(ii)the breach of any covenant or agreement made, or to be performed by, Buyer pursuant to this Agreement; and

(iii)any and all Taxes of the Company for which Buyer is responsible pursuant to Section 7.2(b), Section 7.2(c) and Section 7.6 of this Agreement.

Section 9.3Limitations on Liability.

(a)Seller will not be responsible for making payments with respect to Losses for any individual items pursuant to Section 9.2(a)(i), and Buyer will not be responsible for making payments with respect to Losses for any individual items pursuant to Section 9.2(b)(i), in each case, where the aggregate Losses relating thereto are less than Twenty-Five Thousand Dollars ($25,000).

(b)Notwithstanding anything in this Agreement to the contrary, in no event will the aggregate amount for which Seller shall be responsible to indemnify all Buyer Indemnified Parties for all claims under Section 9.2(a)(i) (in each case, other than with respect to (x) claims involving fraud and (y) Excluded Representations) exceed, and Seller’s aggregate liability thereunder shall be limited to, an aggregate amount of $770,000; provided, however, in no event will the aggregate amount for which Seller shall be responsible to indemnify all Buyer Indemnified Parties for all Claims under Excluded Representations exceed, and Seller’s aggregate liability thereunder shall be limited to, an aggregate amount equal to $6,000,000.

(c)Notwithstanding anything in this Agreement to the contrary, in no event will the aggregate amount for which Seller shall be responsible to indemnify all Buyer Indemnified Parties for a breach of Section 9.2(a)(ii) (other than with respect to claims involving fraud) exceed, and Seller’s aggregate liability thereunder shall be limited to, an aggregate amount equal to (x) $60,000,000 minus (y) the aggregate amount of any liability of Seller for claims under Section 9.2(a)(i).

(d)Subject to the limitations set forth in this Section 9.3(d), the amount of any Losses subject to indemnification under this Article IX or any other amount payable by either Party to the other Party under Section 2.4(d) shall be reduced or reimbursed, as the case may be, by any third party insurance proceeds and third party recoveries actually received by the Buyer Indemnified Parties with respect to such Losses or such other amounts. Buyer shall, and shall cause the Buyer Indemnified Parties to, use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other third party alleged to have responsibility. If a Buyer Indemnified Party receives an amount under insurance coverage or from such third party with respect to Losses that were the subject of indemnification under Section 9.2(a) or other payments required to be made by Seller under Section 2.4(d) at any time subsequent to indemnification therefor or payment thereof, respectively, then such Buyer Indemnified Party shall promptly reimburse Seller for such items if and to the extent they were not previously taken into account and applied against Losses or determining such payment amount, respectively. For the avoidance of doubt, Seller shall not be reimbursed pursuant to this Section 9.3(d) for any amounts for which Seller is responsible to indemnify ~~all~~ any Buyer Indemnified Parties under this Section 9.3 if (x) such amounts have not yet been paid by Seller to such Buyer Indemnified Parties or (y) such amounts have already reduced the amount of Losses subject to indemnification under this Article IX.

(e)The amount of Losses for which indemnification is provided under this Agreement will be reduced to take account of any net Tax benefit realized, or realizable, by the Indemnified Party arising from the incurrence or payment of any such Losses. In computing the amount of any Tax benefit, the Indemnified Party shall be deemed to be subject (x) to United

States federal Income Taxes at the maximum statutory rate then in effect and (y) to state and local Taxes at a combined state and local Tax effected Tax rate of five percent (5%) (which Tax effected amount shall be adjusted from time to time based on the then current maximum federal income Tax rate).

(f)For purposes of this Article IX, the determination of whether a breach of any representation or warranty occurred and the amount of any indemnifiable Losses in respect of the inaccuracy in or breach of any representation or warranty  shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 9.4Procedures.  Claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)If any Person who or which is entitled to seek indemnification under Section 9.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any claim asserted against an Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.2, the Indemnified Party shall promptly:

(i)notify the Party obligated to the Indemnified Party pursuant to Section 9.2 above (the “Indemnifying Party”) of the Third Party Claim; and

(ii)transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.

Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.

(b)The Indemnifying Party may elect to defend the Indemnified Party against such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.4(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that such consent shall not be required if:

(i)the settlement agreement contains a complete and unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding; and

(ii)the settlement agreement does not contain any consideration other than the payment of money which the Indemnifying Party agrees to pay.

If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.4(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party shall have the right, exercisable in its sole discretion, to assume control of the defense of any Third Party Claim if (i) the Indemnifying Party advises such Indemnified Party in writing that the Indemnifying Party does not elect to defend, settle or compromise such Third Party Claim, or (ii) the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after receipt of the Claim Notice that the Indemnifying Party elects to undertake the defense thereof.

(c)If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.4(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.4(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d)Any claim by an Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of the events that gave rise to such Direct Claim; provided, that failure to provide timely notice shall not affect the Indemnified Party’s indemnification hereunder, except to the extent that the Indemnifying Party is actually materially prejudiced by such delay or omission. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail and will indicate the estimated amount, if reasonably practicable, of Losses that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of five (5) Business Days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such five (5) Business Day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 9.5Waiver of Certain Damages.  EXCEPT FOR CLAIMS INVOLVING FRAUD, NO PARTY SHALL HAVE ANY LIABILITY TO ANY OTHER PARTY FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES UNDER THIS AGREEMENT OR BASED ON THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT, WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE; PROVIDED, HOWEVER, THAT (a) THIS SECTION SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVER UNDER THIS ARTICLE IX FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER THIS ARTICLE IX AND (b) DAMAGES THAT ARE THE REASONABLY FORESEEABLE RESULT OF THE EVENT THAT GAVE RISE TO SUCH DAMAGES SHALL NOT CONSTITUTE CONSEQUENTIAL OR INDIRECT DAMAGES FOR PURPOSES OF THIS AGREEMENT.

Section 9.6Waiver of Other Representations.

(a)EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS AGREEMENT OR ITS EXHIBITS OR ANY CERTIFICATE FURNISHED PURSUANT TO THIS AGREEMENT, NEITHER SELLER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE INTERESTS OR THEIR RESPECTIVE BUSINESSES OR ANY OF THE ASSETS, LIABILITIES OR OPERATIONS OF THE COMPANY, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANY, AND ANY SUCH OTHER REPRESENTATION AND WARRANTIES ARE HEREBY DISCLAIMED.

(b)EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE COMPANY’S ASSETS ARE BEING INDIRECTLY TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE VALUE OF THE SHARES OR THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR ITS ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE) OF OR RISKS ATTENDANT TO THE COMPANY OR THE BUSINESS.

Section 9.7Exclusive Remedy and Release.  From and after the Closing, the indemnification and remedies set forth in this Article IX and in Section 2.4(d), Section 6.2(b), Section 6.4(c), Section 6.5(c),  Section 6.10, Section 6.12(a), Section 6.14 and Section 10.2(c) shall constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty or non-performance, partial or total, of any covenant or agreement contained in this Agreement; provided that nothing in this Section 9.7 shall prevent or otherwise limit either Party from (a) seeking injunctive or equitable relief, including specific performance pursuant to Section 11.14, for claims of breach or failure to perform covenants under this Agreement or (b) pursuing, and recovering in respect of, any claim based on fraud. Effective as of the Closing, except with respect to claims described in clause (a) or (b) of the foregoing sentence, and subject to the provisions of Section 9.3, each Party hereby waives, releases, acquits and forever discharges the other Party, its officers, directors, members, managers, partners, employees or agents, or any other Person acting on behalf of such other Party, of and from any and all claims, actions, causes of action, demands, rights, damages, costs, expenses, Losses or compensation whatsoever, whether direct or indirect, known or unknown, foreseen or unforeseen, which a Party now has or may have or which may arise in the future directly or indirectly, and which arise under this Agreement or in connection with the transactions contemplated hereunder or which relate to the Company or its assets or operations, including any of the foregoing that is from or relating to the possession, use, handling, management, disposal, investigation, remediation, cleanup or Release of, or exposure to, any Constituents of Concern or any Environmental Law applicable thereto.

Section 9.8No Duplication of Recovery. All indemnifiable Losses hereunder and payments owed under Section 2.4(d) shall be determined without duplication of recovery under other provisions of this Agreement. Without limiting the generality of the immediately prior sentence, if a set of facts, conditions or events constitutes a breach of more than one representation, warranty, covenant or agreement that is subject to an indemnification obligation under this Article IX, only one recovery of indemnifiable Losses or payment under Section 2.4(d) shall be allowed, and in no event shall there be any indemnification or duplication of payments or recovery under different provisions of this Agreement arising out of the same facts, conditions or events.

Section 9.9 Treatment of Payments.  Any amounts paid under Section 2.4(d), Section 9.2, Section 9.3(d) or the indemnification obligations under Section 6.2(b), Section 6.5(c) and Section 6.10 shall be treated by Buyer and Seller as an adjustment to the Purchase Price, unless otherwise required by a change in Law occurring after the date hereof, a closing agreement with an applicable Taxing authority, or a final non-appealable judgment of a court of competent jurisdiction.

Article X.

TERMINATION

Section 10.1Termination.  At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)by the mutual consent of Buyer and Seller as evidenced in a writing signed by each of Buyer and Seller;

(b)by Buyer upon written notice to Seller, if there has been a material breach by Seller of any representation, warranty or covenant contained in this Agreement that has prevented, or if uncured will prevent, the satisfaction of any condition to the obligations of Seller or Buyer at the Closing and such breach has continued without cure for a period of thirty (30) days after Buyer has delivered Seller written notice of such breach; provided that no cure period will be permitted for any such breach that by its nature cannot be cured;

(c)by Seller upon written notice to Buyer, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement that has prevented, or if uncured will prevent, the satisfaction of any condition to the obligations of Seller or Buyer at the Closing and such breach has continued without cure for a period of thirty (30) days after Seller has delivered Buyer notice of such breach; provided that no cure period will be permitted for any such breach that by its nature cannot be cured;

(d)by either Buyer or Seller, upon written notice to the other Party, if any Governmental Authority having competent jurisdiction has issued a final, non-appealable Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(e)by either Buyer or Seller upon written notice to the other Party, if the transactions contemplated hereby have not been consummated by April 1, 2018 (or such later date as may be mutually agreed by the Parties in writing) (the “Outside Date”); provided that neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 10.1(e) if such Person’s material breach of this Agreement has prevented the consummation of the transactions contemplated by this Agreement; or

(f)by Seller, upon written notice to Buyer, if (i) the conditions set forth in Section 8.1 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which are capable of being satisfied at the Closing if the Closing were to occur), and (ii) Seller delivers to Buyer an irrevocable written notice on or after the date that Closing is required to occur pursuant to Section 2.5 and Seller is ready, willing and able to proceed with Closing in accordance with Section 2.5, and (iii) within three (3) Business Days after Seller’s delivery of such notice to Buyer (or, if sooner, the Outside Date), Buyer fails to deliver the payments and other documents required to be made or delivered by Buyer under Section 2.2(a) and Section 2.7.

Section 10.2Effect of Termination.

(a)Except for this Section 10.2 (Effect of Termination) and for Section 11.4 (Expenses), Section 11.9 (Publicity), Section 11.11 (Governing Law), Section 11.12 (Dispute Resolution) and Section 11.13 (Consent to Jurisdiction), each of which shall survive any termination of this Agreement, if this Agreement is terminated under Section 10.1, all further obligations of the Parties under this Agreement will terminate without further liability or obligation of either Party to the other Parties hereunder (except as provided in Section 10.2(a) or Section 10.2(c), as applicable); provided that nothing herein will relieve either Party from liability for any breach of this Agreement prior to such termination.

(b)[Reserved]

(c)If this Agreement is terminated by Buyer pursuant to Section 10.1(b), then Seller shall pay to Buyer, by wire transfer of immediately available funds within two (2) Business Days following the date of termination, the amount of $3,000,000 (the “Break-Up Fee”). Until such time as Buyer terminates this Agreement pursuant to Section 10.1(b) and Seller pays the Break-Up Fee in accordance with this Section 10.2(c), nothing in this Section 10.2(c) shall prohibit

Buyer from its right to seek specific performance pursuant to, and on the terms and conditions set forth in, Section 11.14; provided, that Buyer shall not be entitled under any circumstances to obtain both (i) a recovery of monetary damages in the form of the Break-Up Fee (and any other amounts recoverable pursuant to this Section 10.2(c)) or otherwise, and (ii) specific performance of the consummation of the Closing pursuant to this Agreement.  Notwithstanding anything contained herein to the contrary, upon termination of this Agreement pursuant to Section 10.1(b), Buyer’s right to receive the Break-Up Fee shall be the sole and exclusive remedy of Buyer and its Affiliates against Seller and its Affiliates for any losses, liabilities, damages, obligations, payments, costs and expenses suffered as a result of the failure of Closing of this Agreement to be consummated, and upon payment of such amount, neither Seller nor its Affiliates shall have any further rights, liability, or obligations arising out of or relating to this Agreement or the transactions contemplated hereby except for any obligations of Seller or its Affiliates under the Confidentiality Agreement and as enumerated in Section 10.2(a). The Parties agree that (1) damages suffered by Buyer in the event Buyer terminates this Agreement pursuant to Section 10.1(b) are incapable or very difficult to accurately estimate and (2) the Break-Up Fee is a reasonable forecast of just compensation for such termination.  The Parties acknowledge that the agreements contained in this Section 10.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.  If Seller fails promptly to pay the Break-Up Fee and, in order to obtain such payment, Buyer commences an Action that results in a judgment against Seller for the Break-Up Fee, then Seller shall pay to Buyer, together with the Break-Up Fee, (A) interest on the Break-Up Fee from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of termination of this Agreement plus two percent (2%) and (B) any fees, costs and expenses (including legal fees) incurred by Buyer and its respective Affiliates in connection with any such Action.

Article XI.

MISCELLANEOUS

Section 11.1Notices.  All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when:

(a)delivered in person;

(b)five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested; or

(c)delivered by telecopy or electronic mail in “pdf” format and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(i)If to Buyer, to:

CCI U.S. Asset Holdings, Inc.
2200 Atlantic Street, Suite 800
Stamford, CT 06902
Facsimile: 203-564-8217
Email:SarahMullin.Finn@cci.com
Attention: Sarah M. Finn

with copies to:

Jackson Walker LLP
112 E. Pecan St., Suite 2400
San Antonio, Texas 78205
Facsimile:  210-242-4650
Email:jlotay@jw.com
Attention:  Jesse S. Lotay

(ii)If to Seller, to:

Avangrid Renewables Holdings, Inc.
1125 NW Couch Street, Suite 700
Portland, OR 97209
Facsimile:  503-796-6901
Email:Benjamin.lackey@avangrid.com
Attention:  W. Benjamin Lackey (General Counsel)

with copies to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
United States of America
Facsimile: +1.212.751.4864
Email: david.kurzweil@lw.com
Attention: David Kurzweil

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 11.2Assignment.  No Party shall assign this Agreement, or any rights, interests or obligations hereunder, without the prior written consent of the other Party. Notwithstanding the foregoing, Buyer shall have the right to assign its rights, duties or obligations under this Agreement to (a) any of its Affiliates, or (b) a potential financing source or any of its Affiliates as collateral security in connection with such financing; provided that, in each case, no such assignment shall in any manner limit, affect, or release Buyer from its obligations to Seller under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.3Rights of Third Parties. Except for the provisions of Article IX, which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

Section 11.4Expenses.  Except as otherwise expressly provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, no such expenses shall be charged to or paid by the Company unless they are paid before the Closing or unless they are included as a current liability in the calculation of Net Working Capital as of the Closing Date.

Section 11.5Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile or electronic copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 11.6Entire Agreement.  This Agreement (together with all schedules, including the Disclosure Schedule, and exhibits hereto), the Transition Services Agreement, the Escrow Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 11.7Disclosure Schedule.  Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedule shall have the respective meanings assigned them in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company or required to be disclosed on the Disclosure Schedule.  The disclosures contained in the Disclosure Schedule shall relate to the representations and warranties in the sections of the Agreement to which they expressly relate and to any other representation or warranty in this Agreement as to which the relevance of such disclosure is reasonably apparent to a reader without independent knowledge of the facts.  From time to time prior to the Closing, Seller may, in its sole discretion, supplement or amend and deliver updates to the Disclosure Schedules (each a “Schedule Update”) that are necessary to complete or correct any information in such Disclosure Schedule or in any representation or warranty of Seller with respect to itself or the

Company that has been rendered inaccurate or incomplete due to any change, event, effect or occurrence since the date of this Agreement.  If (a) Buyer has the right to terminate the Agreement pursuant to Section 10.1(b), Seller delivers a Schedule Update to Buyer with respect to any matter giving rise to such termination right, and Buyer does not exercise its termination right with respect to such matter within ten (10) days after its receipt of such Schedule Update and (b) such Schedule Update relates to events occurring or conditions arising after the date of this Agreement, then such Schedule Update shall be deemed to have amended the Disclosure Schedules and to have qualified the representations and warranties contained in Article III or Article IV and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the existence of such matter for purposes of Section 10.1(b) only, but not for purposes of Buyer’s right to indemnification under Section 9.2(a). For the avoidance of doubt, Buyer shall not be permitted to terminate this Agreement and it shall not otherwise be deemed a breach of this Agreement as a result of any Schedule Updates that relate to any actions permitted by or taken in accordance with this Agreement.

Section 11.8Amendments.  This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, and actions consented to, only by a duly authorized agreement in writing which makes reference to this Agreement and is executed by each Party.

Section 11.9Publicity.  All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior written consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned or delayed by such Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as is necessary to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party.

Section 11.10Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.

Section 11.11Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of New York, without regard to the Laws that might be applicable under conflicts of laws principles.

Section 11.12Dispute Resolution.

(a)Except as otherwise provided in Section 11.12(c), in the event that any dispute, claim or controversy arises with respect to the transactions contemplated hereby, this Agreement, any provision hereof or the breach, performance, enforcement or validity or invalidity of this

Agreement or any provision hereof (collectively, a “Dispute”), designees of Seller and Buyer shall attempt a good faith resolution of such Dispute within thirty (30) days after either party notifies the other of a Dispute or such longer period of time as Seller and Buyer may mutually agree upon. Such designees must be either an executive officer or hold a senior management position and have decision making power and authority to resolve the Dispute. If the Dispute is not resolved within thirty (30) days of the notice or such longer period of time as Seller and Buyer may mutually agree upon, either party may make a written demand to the other for formal dispute resolution, which demand will specify the nature of the Dispute (the “Arbitration Notice”). All such Disputes shall be finally and exclusively resolved and settled by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The place of arbitration shall be New York, New York. The arbitration shall be conducted in the English language. Judgment upon any award rendered by the arbitrators may be entered by a court having jurisdiction thereof. The arbitral tribunal shall consist of three persons appointed in accordance with the following provisions:

(i)Each Party shall appoint one arbitrator within thirty (30) days following the date the Arbitration Notice is received by the other Party. The two arbitrators thus appointed shall choose a third arbitrator, who will act as the chairperson of the arbitral tribunal; and

(ii)if a Party fails to appoint an arbitrator within the period set forth in the foregoing clause (a)(i) or if the two arbitrators appointed pursuant to clause (a)(i) above fail to agree on the third arbitrator within thirty (30) days from the date the last such arbitrator was appointed, JAMS shall make the appointment.

(b)All fees and expenses of the arbitration shall be borne by Seller, on the one hand, and Buyer, on the other hand, in the same proportion that the dollar amount of disputed items lost by Seller, on the one hand, or Buyer, on the other hand, bears to the total dollar amount in dispute resolved by the arbitrators; provided that in the event of a Dispute involving non-monetary claims, all fees and expenses of the arbitration shall be borne solely by the non-prevailing Party. Nothing contained herein shall limit the right of a party hereto to seek from any court of competent jurisdiction, pending appointment of an arbitral tribunal, interim relief in aid of arbitration or to protect or enforce its rights hereunder.

(c)Notwithstanding the foregoing, disagreements regarding the determination of Net Working Capital adjustments under Section 2.4 shall be resolved by the Accountants in accordance with the terms of Section 2.4.

Section 11.13Consent to Jurisdiction.

(a)Subject to Section 11.12, Seller and Buyer each irrevocably and unconditionally submits to the exclusive jurisdiction of any court, Federal or State, within the County of New York, State of New York having subject matter jurisdiction for the purposes of any Action arising out of or relating to the transactions contemplated hereby, this Agreement, any provision hereof or the breach, performance, enforcement or validity or invalidity of this Agreement or any provision hereof (and agrees not to commence any Action relating thereto except in such courts). Seller and Buyer each further agrees that service of any process, summons, notice or document hand delivered or sent by United States registered mail to such Party’s respective address for notice under Section 11.1 will be effective service of process for any Action in any such courts with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Seller and Buyer each irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of or relating to the transactions contemplated hereby, this Agreement, any provision hereof or the breach, performance, enforcement or validity or invalidity of this Agreement or any provision hereof in any court, Federal or State, within the County of New York, State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided in Law or in equity.

(b)SELLER AND BUYER EACH HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY, THIS AGREEMENT, ANY PROVISION HEREOF OR THE BREACH, PERFORMANCE, ENFORCEMENT OR VALIDITY OR INVALIDITY OF THIS AGREEMENT OR ANY PROVISION HEREOF.

Section 11.14Specific Performance.  In the event of any actual or threatened breach by any of the Parties of any of the covenants or agreements in this Agreement, the Party who is or is to be thereby aggrieved shall have the right to seek specific performance and injunctive relief giving effect to its rights under this Agreement. The Parties agree that any such breach would cause irreparable injury, that the remedies at law for any such breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

[Remainder of Page Left Intentionally Blank; Signature Pages Follow]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each of the Parties as of the date first above written.

BUYER:	CCI U.S. ASSET HOLDINGS LLC

By:	/s/ Daniel F. Hines
Name:	Daniel. F. Hines
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Purchase Agreement]

SELLER:	AVANGRID RENEWABLES HOLDINGS, INC.

By:	/s/ Laura Beane
Name:	Laura Beane
Title:	Authorized Representative

By:	/s/ Douglas K. Stuver
Name:	Douglas K. Stuver
Title:	Authorized Representative

[Signature Page to Purchase Agreement]